UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission File Number 001-38769

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Cigna Group 401(k) Plan

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Cigna Group
900 Cottage Grove Road
Bloomfield, Connecticut 06002

THE CIGNA GROUP 401(k) PLAN

Financial Statements and
Supplemental Schedule

December 31, 2025 and 2024

THE CIGNA GROUP 401(k) PLAN TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2025	4

Notes to the Financial Statements	5

Supplemental Schedule*
Form 5500 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025	17
*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of The Cigna Group 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Cigna Group 401(k) Plan (the “Plan”) as of December 31, 2025 and 2024 and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the statement of net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the statement of changes in net assets available for benefits for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Form 5500 Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025 ("supplemental schedule")has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of

Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut
June 24, 2026

We have served as the Plan’s auditor since at least 1994. We have not been able to determine the specific year we began serving as auditor of the Plan.

PricewaterhouseCoopers LLP
City Place I, 185 Asylum Street Suite 2400
Hartford, CT 06103
(860) 913 6628, www.pwc.com/us

THE CIGNA GROUP 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of
	December 31,
	2025	2024
	(In thousands)
Assets

Investments, at fair value (See Note 4)	$11,301,843	$10,526,453

Investments, at contract value (See Note 5)	3,732,737	3,633,156

Notes receivable	182,139	169,742

Employer contributions receivable	19,627	20,344

Net assets available for benefits	$15,236,346	$14,349,695

The accompanying Notes to the Financial Statements are an integral part of these statements.

THE CIGNA GROUP 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended
December 31, 2025
(In thousands)

Investment Income

Net appreciation in fair value of investments	$1,747,881

Other investment income	524

Interest	132,849

Dividends	17,971

Net investment income	1,899,225

Interest income on notes receivable from participants	15,392

Contributions

Employee contributions	530,343

Employer contributions, net	280,300

Rollover contributions	66,688

Total contributions	877,331

Deductions

Benefits paid to participants	(1,902,800)

Plan expenses	(2,497)

Total deductions	(1,905,297)

Net increase	886,651

Net assets available for benefits
Beginning of year	14,349,695

End of year	$15,236,346

The accompanying Notes to the Financial Statements are an integral part of these statements.

THE CIGNA GROUP 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
Note 1 – Description of the Plan

The following description of The Cigna Group 401(k) Plan (the “Plan”) provides general information only. A more complete explanation of the features and benefits available under the Plan, a defined contribution plan, is contained in the Plan’s Summary Plan Description and Prospectus. Generally, all U.S.-based employees of participating subsidiaries and affiliates of The Cigna Group (“Cigna” or “Plan Sponsor”) are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). As of December 31, 2025 and 2024 and for the year ended December 31, 2025, Empower Trust Company, LLC, was the Trustee for the Plan.

Plan Administration

The Cigna Group Retirement Plan Committee, which is comprised of three members of Cigna's management, is the primary Plan fiduciary. This committee delegates responsibility for administration of the Plan to the Plan Administrator, a Cigna employee. The Plan Administrator and The Cigna Group Retirement Plan Committee have arranged with Empower Annuity Insurance Company ("EAIC") to perform the primary administrative, recordkeeping and asset management functions on behalf of the Plan. The Cigna Group Retirement Plan Committee is responsible for, among other things, selecting and monitoring the Plan’s investments.

Investments

The Plan’s investment options include a fixed income fund, which is supported by both traditional and synthetic fully benefit-responsive investment contracts (see Note 5); The Cigna Group common stock; and pooled separate accounts that invest in equities, bonds, derivatives or funds. Participants may transfer assets among the investment options, subject to certain restrictions. For example, transfers involving assets invested in The Cigna Group common stock may be subject to restrictions imposed under Cigna’s Policy on Securities Transactions and Insider Trading. See Notes 4 and 5 for additional information regarding the Plan’s investment options.
The Plan uses an age-appropriate Moderate target portfolio under Empower Retirement’s GoalMaker® asset allocation program ("GoalMaker") as its default investment option. GoalMaker meets the requirements to be a Qualified Default Investment Alternative ("QDIA") under federal law. Participants are invested in the QDIA if they have not made their own investment allocation election or may be invested due to a plan merger if they do not elect how their old plan account should be invested after the plan merger occurs.

Employee Contributions

The Plan permits employees to make pre-tax and Roth contributions (regular and catch-up). A Roth 401(k) is an employer-sponsored investment savings account that is funded with after-tax contributions up to the Plan's limit and future withdrawals are tax-free. In addition to pre-tax and Roth 401(k) contributions, the Plan allows for after-tax contributions up to an amount of $20,000 per plan year. Effective January 1, 2025, the Plan also made SECURE Act 2.0 changes to include “super” catch-up contributions for participants ages 60-63. Plan contributions (regular, catch-up, and after-tax) cannot exceed 80% of a participant’s eligible pay.

THE CIGNA GROUP 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
The Plan uses an automatic contribution rate increase program called Contribution Accelerator. If an eligible participant’s pre-tax contribution rate is at least 1% but less than 13%, the contribution rate is automatically increased by 1% at the beginning of each year until it reaches 14%. Eligible participants can opt out of Contribution Accelerator or change the date when the increase would go into effect each year. Effective January 1, 2025, the maximum automatic contribution rate under the Contribution Accelerator program increased from 13% to 14% and it will increase by an additional 1% annually thereafter until it reaches 15%. See Note 10 for information regarding changes to the maximum automatic contribution rate effective January 1, 2026 and other items impacting employee contributions.
All employees, however, are still subject to the annual dollar limit set by the Internal Revenue Service ("IRS"). Employee contributions may be invested in any combination of investment options offered by the Plan subject to certain other Internal Revenue Code ("IRC") limitations and any restrictions imposed under Cigna’s Policy on Securities Transactions and Insider Trading.

Employer Contributions

All employees are eligible for employer-matching contributions as soon as they join the Plan. The maximum effective regular matching contribution is 5% of a participant's first 6% of eligible pay. The match formula is equal to 100% on the first 4% of eligible pay contributed (a 4% of pay match) plus 50% on the next 2% of pay contributed (a 1% pay match). The company match rate applies to pre-tax, Roth contributions, after-tax contributions and catch-up contributions – to the extent those contributions are part of an employee’s first 6% of pay contributed. New employees are automatically enrolled in the Plan 30 days after date of hire and are eligible to receive the maximum regular matching contribution. These new employees can opt out of auto enrollment as well as the Contribution Accelerator. Regular matching contributions are made at the same time employee contributions are made, typically bi-weekly, but no less frequently than monthly. See Note 10 for information regarding changes to match eligibility effective January 1, 2026, and other items impacting employee contributions.

The Plan also provides a “true-up” matching contribution after the close of each Plan year. The true-up match is an added employer contribution, if necessary to make the year’s total matching contributions equal to what they would have been on a “look-back” if all employee match eligible contributions were made as of the end of the year and matching contributions were based on the participant’s total annual eligible earnings as of the end of the year. The true-up match provides otherwise missed regular matching contributions for eligible participants caused by changes in an employee’s contribution rates during the year.
All types of matching contributions (regular and true-up) are collectively referred to as "employer contributions."
In addition to providing regular matching contributions and true-up contributions, the Plan also provides for discretionary matching contributions. The Plan Sponsor did not make a discretionary matching contribution to the Plan for 2025 or 2024.

THE CIGNA GROUP 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
Service Contract Act Contributions

Certain former participants of the Express Scripts, Inc. 401(k) Plan are eligible for additional contributions (“SCA Contributions”) to comply with the Service Contract Act (“SCA”) of 1965. SCA Contributions are determined by multiplying the contractually required hourly rate by the hours worked by such participant during the period from which such contribution is made (but not in excess of the hours required by the SCA to be credited for such purposes). This amount is then reduced by the cost of fringe benefits otherwise credited to such participant outside of the Plan for such period. For the 2025 plan year, the total SCA contributions were approximately $2.9 million.

Rollover Contributions

The Plan may accept rollover contributions. Rollover contributions represent distributions received from other “eligible retirement plans,” as defined in IRC section 401(a)(31)(E). Distributions from other plans are subject to certain conditions to be eligible for rollover into the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer contribution and investment earnings, net of expenses. A participant is entitled to their vested account balance.

Vesting and Forfeitures

Employee and non-elective SCA employer contributions and related investment earnings are always fully vested.
Employer contributions and related investment earnings become fully vested upon completion of two years of service. Employer contributions made at any time and related investment earnings become fully vested earlier when an employee reaches age 65; dies; becomes totally and permanently disabled; or continues to be employed by a participating Cigna company that is sold and does not maintain a successor plan. Early vesting also would occur if Cigna discontinues matching contributions or terminates the Plan. Participants earn a year of vesting service if they have at least 1,000 hours of service during the calendar year. See Note 10 for information regarding changes to vesting effective January 1, 2026, and other items impacting employee contributions.

If a participant has a termination of employment with Cigna, any unvested portion of the participant’s account is forfeited as of the earlier of (1) the date that the participant receives a distribution of the entire vested portion of his or her account, or if the account is subject to mandatory distribution, distribution has been made to the participant automatically, or (2) the end of the Plan year in which the participant has incurred five consecutive one-year breaks in service. During the year ended December 31, 2025, forfeited amounts reduced employer contributions by approximately $4.5 million.

THE CIGNA GROUP 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

See Note 3 for information regarding accelerated vesting for certain employees who conveyed to Health Care Service Corporation (“HCSC”) in connection with the sale of Cigna's Medicare Advantage and related businesses to HCSC.

Notes Receivable

The notes receivable amount represents the unpaid principal balance on unpaid loans. The Plan permits participants to borrow a portion of their vested Plan account, subject to certain limitations, including restriction of post-2009 Cigna employer contributions, at an annual rate of interest with a specified repayment period. The minimum amount that may be borrowed is $1,000; the maximum total loan amount is the lesser of $50,000 or 50% of the participant’s vested account balance. A participant may have no more than two outstanding loans. Loan terms range from 12 to 60 months or up to 120 months if the loan is used to buy or build a participant’s primary residence.

The annual interest rate for a Plan loan is 2% plus the yield of actively traded U.S. Treasury securities, adjusted by the U.S. Treasury Department to 3-year or 7-year constant maturities. The maximum Plan loan interest rate is the bank prime loan rate that is in effect on the same date that the applicable Treasury rate is determined. Loan interest rates remain fixed during the term of the loan. The loan is secured by the participant’s vested account balance. EAIC charges the participant a $50 fee to process new Plan loans and a $20 annual loan maintenance fee. The annual loan maintenance fee is deducted from the participant’s account quarterly, at a rate of $5 for each full quarter that each loan remains outstanding. As of December 31, 2025 and 2024, loan interest rates ranged from 2.36% to 10.50%.

Payment of Benefits

Participants may withdraw funds subject to the requirements of the Plan. Upon termination of employment for any reason, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested account balance, monthly installments over a period of years, an annuity, or a combination of these forms of payment. If the participant’s vested account balance is more than $1,000 but not more than $7,000 effective April 1, 2024, and does not include holdings in The Cigna Group Stock Fund, and the participant does not agree within 80 days to accept a lump sum, the amount will automatically be rolled over to an Individual Retirement Account or Individual Retirement Annuity ("IRA") sponsored by an Empower Retirement affiliate, Inspira Financial. The IRA will be invested in an investment product designed to preserve principal and provide a reasonable rate of return and liquidity. All related expenses will be charged to the IRA. If a Plan participant with a balance greater than $7,000 (as noted above) terminates and does not withdraw funds, the account becomes inactive. Inactive Plan participants can request withdrawals at any time. The required minimum distribution age is 72 (if your birthdate is July 1, 1949 - December 31, 1950), age 73 (if your birthdate is January 1, 1951 - December 31, 1959), or age 75 (if your birthdate is on or after January 1, 1960), and requires terminated participants to receive annual withdrawals of certain minimum amounts (based on their remaining life expectancy). To the extent a participant’s account is invested in The Cigna Group common stock, the participant may elect to receive such amounts in shares.

Additionally, the Plan allows participants to take distributions for Domestic Abuse Victims (SECURE Act 2.0) and Qualified Birth Adoption Distributions (QBADs) from the Plan. Domestic Abuse Victim distributions may not exceed the lesser of $10,000 or 50% of their vested account

THE CIGNA GROUP 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
balance. Additionally, QBAD may not exceed a participant’s vested account balance or, if less, $5,000 minus the amount of any other QBAD taken by the participant.

Plan Expenses

Administrative expenses and certain investment management fees are reported separately, and participant accounts are directly charged, on a quarterly basis, with the same administrative fee regardless of their investment options. The annual administrative fee remains at 0.0130% of the participant’s account up to a maximum of $90.

Brokers’ commissions resulting from buying or selling The Cigna Group common stock are paid from the participants’ account balances and are reflected as a reduction of investment income in these financial statements. Fees related to pooled separate accounts and underlying fund investments are netted against investment returns of each pooled separate account. Other costs associated with the operation of the Plan, including trustee and legal fees, are paid by Cigna.

Plan Termination

Cigna intends to continue the Plan indefinitely but reserves the right to discontinue employer contributions or terminate the Plan in whole or in part at any time prior to that. If contributions are discontinued or the Plan is terminated, affected participants will become fully vested. Upon Plan termination, net assets of the Plan will be distributed in the manner Cigna elects in accordance with the Plan document and in accordance with ERISA and its related regulations.

Note 2 – Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Amounts recorded in the financial statements reflect management’s estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Significant estimates are discussed throughout these Notes; however, actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Except for the fully benefit-responsive benefit investment contracts, which are valued at contract value, plan investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of The Cigna Group common stock is based upon its quoted market price. Fair value of pooled separate accounts is measured by the net unit value, which is based on the fair value of the underlying assets of the account.

Purchases and sales of securities are recorded on a trade-date basis. Interest is recognized when earned. Dividends are recognized on the ex-dividend date. Net appreciation or depreciation includes realized gains and losses on investments that were both purchased and sold during the period as well as unrealized appreciation or depreciation of the investments held at year end.

THE CIGNA GROUP 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Contributions

Contributions from Plan participants and the matching contributions from the employer are recorded in the year they are withheld.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Note 3 – Plan Amendments

Effective January 1, 2025, the provisions of the Plan were updated to include in-service distributions for domestic abuse victims, and super catch-up contributions for ages 60 – 63.

Effective January 1, 2025, the Plan was amended to accelerate vesting for non-vested employees who terminated and transferred to HCSC as part of the sale of Cigna’s Medicare Advantage and related businesses on March 18, 2025. As a result, approximately $1.9 million of employer matching contributions became fully vested.

THE CIGNA GROUP 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
Note 4 – Fair Value Measurements

Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial Assets Carried at Fair Value

The following table provides information as of December 31, 2025 and 2024 about the Plan’s financial assets carried at fair value on a recurring basis.

2025	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs
(In thousands)	(Level 1)	(Level 2)	Total
Assets at fair value:
Common stock	$775,757	$—	$775,757
Pooled separate accounts:
Fixed maturities	—	307,268	307,268
Equity securities	—	10,218,818	10,218,818
Total assets at fair value	$775,757	$10,526,086	$11,301,843

2024	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs
(In thousands)	(Level 1)	(Level 2)	Total
Assets at fair value:
Common stock	$885,305	$—	$885,305
Pooled separate accounts:
Fixed maturities	—	278,518	278,518
Equity securities	—	9,362,630	9,362,630
Total assets at fair value	$885,305	$9,641,148	$10,526,453

THE CIGNA GROUP 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
Note 5 – Financial Assets Carried at Contract Value

The Plan’s Fixed Income Fund is supported by four separate fully benefit-responsive investment contracts, including a traditional investment contract and three synthetic investment contracts. The Fixed Income Fund functions as a “fund of funds” and blends the crediting rates of the individual investment contracts to create a single melded crediting rate for the Fixed Income Fund. The melded rate approximates the rates of the supporting investment contracts and is utilized for Plan accounting purposes only. While EAIC does not guarantee, support or otherwise back the melded book value, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at their melded book value.

The Plan transacts with each of the four separate contract issuers at contract value. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at their contract value in the statements of net assets available for benefits. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by the Plan if participants were to initiate permitted transactions. Contract value represents contributions made under each contract, plus earnings, less withdrawals, and administrative expenses.

The following represents the disaggregation of contract value between types of investment contracts held by the Plan.

	As of December 31,
(In thousands)	2025	2024
Financial assets at contract value:
Traditional investment contract	$682,757	$665,831
Synthetic investment contracts	3,049,980	2,967,325
Total assets at contract value	$3,732,737	$3,633,156

The key difference between a synthetic investment contract and a traditional investment contract is that the Plan owns the underlying assets of the synthetic investment contract. A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer insurance company to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. With traditional investment contracts, the Plan owns only the contract itself and there are no reserves against contract value for the credit risk of the contract issuer.

Synthetic and traditional investment contracts are designed to accrue interest based on crediting rates established by the contract issuers. The synthetic investment contracts held by the Plan include three wrapper contracts with the Prudential Insurance Company of America ("PICA"), Voya Retirement Insurance and Annuity Company ("VRIAC"), and Massachusetts Mutual Life Insurance Company ("MassMutual"), each of which provide a guarantee that their crediting rate will not fall below 0 percent. Assets supporting these contracts are comprised of diversified fixed income securities. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Crediting rates are reviewed not less than annually for resetting, and any adjustments can then be passed through to participants, which would generally be performed

THE CIGNA GROUP 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
through updating of the crediting rate for the Fixed Income Fund in order to bring the melded book value of the participants in line with the Plan’s cumulative contract value on the four underlying fully benefit-responsive investment contracts.

The traditional investment contract held by the Plan is a guaranteed investment contract with EAIC. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 0 percent and is reviewed not less than annually for resetting.

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract. Examples of such events include the following:

1.The Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to be tax-exempt under Section 501(a) of the Internal Revenue Code;
2.Premature termination of the contracts;
3.Plan termination or merger;
4.Changes to the Plan’s prohibition on competing investment options;
5.Bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations;
6.Bankruptcy of EAIC, the contract issuer to the traditional investment contract.

Note that if these certain events were to occur, the Plan may not be able to transact at contract value with the contract issuers and may elect to reflect any difference between market value and contract value by adjusting participants’ melded book value in the Fixed Income Fund. It is possible that under such events participants’ melded book value may decrease, however, the Plan Sponsor does not believe it is probable that such events will occur.

Note 6 – Tax Status

The Plan's design and current operations are consistent with all IRS requirements for tax exemption. This was confirmed by the IRS through the issuance to Cigna of a favorable determination letter dated August 24, 2021. The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. The Plan may be subject to IRS audit but there is no such audit currently in progress, nor has there been one in the recent past. However, the federal tax years that remain open and subject to an audit based on IRS general procedures are 2017 to 2019, and 2022 to 2023. Tax years 2017, 2018, 2019, 2022 and 2023 are under examination.

Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon

THE CIGNA GROUP 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
examination by the Internal Revenue Service. As of December 31, 2025 and 2024, there were no uncertain positions taken that had an effect on the Plan financial statements or that required disclosure.

Note 7 – Related Party Transactions and Party in Interest Transactions

The Plan invests in The Cigna Group common stock. During the year ended December 31, 2025, the Plan purchased shares of The Cigna Group common stock for $152,408,778 (485,106 shares) and sold shares of The Cigna Group common stock for $271,010,879 (872,584 shares). The Cigna Group Stock Fund experienced net appreciation of $9,039,083 for the year ended December 31, 2025.

The Plan also invests in pooled separate accounts and fully benefit-responsive investment contracts, which are administered by EAIC, the Plan’s third party administrator and record-keeper. Activity reported by EAIC for these investments qualify as party in interest transactions. Fees incurred by the Plan for administrative services are included in Plan expenses and totaled approximately $2.5 million in 2025. These have been paid directly to EAIC.

Note 8 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks, including credit risk on fully benefit-responsive investment contracts. Credit risk exists for these contracts because there are no reserves by the insurance company against the contract value disclosed, other than the underlying assets of the synthetic investment contracts, which the Plan owns. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict.

Note 9 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2025 and 2024.

	As of December 31,
(In thousands)	2025	2024
Net Assets available for benefits per the Statements of Net Assets Available for Benefits	$15,236,346	$14,349,695

Difference between contract value and fair value on fully benefit-responsive contracts (a)	(97,742)	(209,715)
Net Assets available for benefits per the Form 5500	$15,138,604	$14,139,980

(a)Fully benefit-responsive contracts are required to be carried at contract value in the Statements of Net Assets Available for Benefits.

THE CIGNA GROUP 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Note 10 – Subsequent Events
Effective January 1, 2026, the maximum automatic contribution rate under the Contribution Accelerator program was increased from 14% to 15%. Also, effective January 1, 2026, the Plan adopted several Plan provision changes including:

i.the adoption of SECURE Act 2.0 provisions to automatically treat catch-up contributions as Roth contributions for employees whose prior year wages exceeded $150,000 (based on 2025 wages);
ii.the implementation of a one-year waiting period for company matching contributions for employees first hired after December 31, 2025 with entry dates annually on January 1 and July 1 (not applicable to rehires first hired before January 1, 2026);
iii.immediate vesting of company matching contributions made after December 31, 2025;
iv.the transition from a safe harbor plan design; and
v.the adoption of an Automatic Contribution Arrangement.

In addition, the assets of the Allegiance Benefits Plan Management, Inc. 401(k) Plan were merged into the Plan effective January 2, 2026.

16

SUPPLEMENTAL SCHEDULE

17

THE CIGNA GROUP 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2025
(In thousands)

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
*Cigna	THE CIGNA GROUP COMMON STOCK	Common Stock				$775,757

*PRIAC	LARGE CAP BLEND FUND	Pooled Separate Account				$811,461

*PRIAC	MID CAP BLEND FUND	Pooled Separate Account				$484,958

*PRIAC	SMALL CAP BLEND FUND	Pooled Separate Account				$452,393

*PRIAC	INTERNATIONAL STOCK FUND	Pooled Separate Account				$275,278

*PRIAC	BLACKROCK EQUITY MARKET INDEX FUND	Separate Account				$1,804,309

*PRIAC	ALL WORLD EX-US STOCK INDEX FUND	Separate Account				$2,189,107

*PRIAC	US TOTAL STOCK MARKET INDEX FUND	Separate Account				$470,412

*PRIAC	BLACKROCK SP 500 IDX (IS)	Separate Account				$3,730,899

*PRIAC	PRUDENTIAL INVESTMENT MANAGEMENT, INC. HIGH YIELD BOND FUND	Pooled Separate Account				$307,269
	INVESTMENTS, AT FAIR VALUE					$11,301,843

*PRIAC	GUARANTEED LONG TERM FUND (CONTRACT INTEREST RATE: 1/1-6/30 3.15%, 7/1-12/31 3.50%)	General Account Contract				$682,757

VRIAC	THE CIGNA GROUP STABLE VALUE FUND (CONTRACT INTEREST RATE: 3.27%)	Synthetic Contract				$1,538,248

*PICA	PRUDENTIAL STABLE VALUE FUND (CONTRACT INTEREST RATE: 3.25%):	Synthetic Contract
	COMMERCIAL MORTGAGE SEPARATE ACCOUNT	Separate Account				$159,652
	PRIVEST SEPARATE ACCOUNT	Separate Account				$199,278

	AFFIRM MASTER TRUST	Asset Backed	4.99%	DUE	02/15/2033	$1,010
	AFFIRM MASTER TRUST	Asset Backed	4.99%	DUE	02/15/2033	$101
	AFFIRM MASTER TRUST	Asset Backed	4.67%	DUE	07/15/2033	$906
	AVIS BUDGET RENTAL CAR FDG	Asset Backed	1.66%	DUE	02/20/2028	$1,564

18

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
AVIS BUDGET RENTAL CAR FUNDING	Asset Backed	5.23%	DUE	12/20/2030	$722
CHESAPEAKE FUNDING II LLC	Asset Backed	5.52%	DUE	05/15/2036	$260
ENTERPRISE FLEET FINANCING LLC	Asset Backed	5.23%	DUE	03/20/2030	$525
FORD CREDIT FLOORPLAN MASTER O	Asset Backed	5.29%	DUE	04/15/2029	$1,527
FORD CREDIT AUTO OWNER TRUST F	Asset Backed	4.86%	DUE	08/15/2037	$2,160
GM FINANCIAL REVOLVING RECEIV	Asset Backed	4.98%	DUE	12/11/2036	$1,132
NAVIENT STUDENT LOAN TRUST	Asset Backed	3.13%	DUE	02/15/2068	$64
ONEMAIN FINANCIAL ISSUANCE TR	Asset Backed	1.75%	DUE	09/14/2035	$227
ONEMAIN FINANCIAL ISSUANCE TRU	Asset Backed	4.74%	DUE	06/16/2036	$100
ONEMAIN FINANCIAL ISSUANCE TRU	Asset Backed	4.74%	DUE	06/16/2036	$1,201
ONEMAIN FINANCIAL ISSUANCE TRU	Asset Backed	4.74%	DUE	06/16/2036	$100
ONEMAIN FINANCIAL ISSUANCE TR	Asset Backed	4.82%	DUE	07/14/2038	$1,719
SANTANDER DRIVE AUTO REC	Asset Backed	5.84%	DUE	06/17/2030	$511
SANTANDER DRIVE AUTO RECEIVAB	Asset Backed	5.64%	DUE	08/15/2030	$1,529
SANTANDER DRIVE AUTO REC	Asset Backed	5.06%	DUE	05/15/2031	$1,518
SOCIAL PROFESSIONAL LOAN PROG	Asset Backed	3.60%	DUE	02/25/2048	$68
SOCIAL PROFESSIONAL LOAN PROGR	Asset Backed	2.37%	DUE	11/16/2048	$137
SOCIAL PROFESSIONAL LOAN PROGR	Asset Backed	2.54%	DUE	05/15/2046	$251
TOWD POINT MORTGAGE TRUST	Asset Backed	4.85%	DUE	10/25/2059	$41
WHEELS FLEET LEASE FUNDING LLC	Asset Backed	5.49%	DUE	02/18/2039	$621
AGL CLO LTD	CLO	5.03%	DUE	04/20/2038	$1,998
AGL CLO LTD	CLO	5.03%	DUE	04/20/2038	$1,998
ARES CLO LTD	CLO	5.08%	DUE	03/31/2038	$2,000
BABSON CLO LTD	CLO	5.20%	DUE	03/31/2038	$4,009
CIFC FUNDING LTD	CLO	5.08%	DUE	03/31/2038	$2,100
ELEVATION CLO LTD	CLO	5.12%	DUE	03/28/2038	$1,502
ELMWOOD CLO 39 LTD	CLO	5.02%	DUE	04/17/2038	$1,998
GREYWOLF CLO LTD	CLO	5.32%	DUE	10/20/2031	$166
HARRIMAN PARK CLO	CLO	5.18%	DUE	07/20/2038	$1,003
ICG US CLO LTD	CLO	5.28%	DUE	01/25/2038	$1,506
MADISON PARK FUNDING LTD	CLO	5.26%	DUE	10/16/2037	$2,258
MARBLE POINT CLO XVIII LTD	CLO	5.11%	DUE	03/15/2038	$2,000
REGATTA XII FUNDING LTD	CLO	5.29%	DUE	10/15/2037	$3,765
REGATTA VIII FUNDING LTD	CLO	5.43%	DUE	04/17/2037	$902
ROCKFORD TOWER CLO LTD	CLO	5.20%	DUE	03/15/2038	$1,755
SILVER ROCK CLO LTD	CLO	5.76%	DUE	01/20/2036	$3,256
SILVER ROCK CLO LTD	CLO	4.92%	DUE	01/20/2035	$999
SIXTH STREET CLO LTD	CLO	5.08%	DUE	01/17/2039	$2,203
TEXAS DEBT CAPITAL CLO LTD	CLO	5.01%	DUE	04/24/2038	$1,948
TIKEHAU US CLO LTD	CLO	5.37%	DUE	01/18/2035	$2,001
VOYA CLO LTD	CLO	5.22%	DUE	01/20/2031	$385
BBCCRE TRUST	CMO	3.97%	DUE	08/10/2033	$811
BARCLAYS COMMERCIAL MORTGAGE	CMO	2.94%	DUE	08/14/2036	$883
BMO MORTGAGE TRUST	CMO	5.32%	DUE	09/15/2057	$1,214
BANK	CMO	3.29%	DUE	07/15/2060	$22
BANK5	CMO	5.22%	DUE	11/15/2058	$1,104
BANK	CMO	2.39%	DUE	01/15/2063	$1,425
BANK	CMO	2.15%	DUE	03/15/2063	$2,496
BANK	CMO	2.59%	DUE	11/15/2064	$1,528
BANK	CMO	2.93%	DUE	08/15/2061	$3,002
BENCHMARK MORTGAGE TRUST	CMO	2.67%	DUE	12/15/2072	$1,931
BENCHMARK MORTGAGE TRUST	CMO	2.48%	DUE	02/15/2053	$3,659
BENCHMARK MORTGAGE TRUST	CMO	2.04%	DUE	03/15/2053	$823
BENCHMARK MORTGAGE TRUST	CMO	1.68%	DUE	01/15/2054	$4,286
BENCHMARK MORTGAGE TRUST	CMO	2.01%	DUE	03/15/2054	$1,907
BENCHMARK MORTGAGE TRUST	CMO	1.98%	DUE	08/15/2054	$750

19

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
BENCHMARK MORTGAGE TRUST	CMO	5.25%	DUE	01/15/2058	$1,344
BMO MORTGAGE TRUST	CMO	5.78%	DUE	04/15/2058	$890
CD COMMERCIAL MORTGAGE TRUST	CMO	2.46%	DUE	08/10/2049	$984
CFK TRUST	CMO	2.39%	DUE	03/15/2039	$1,447
CANTOR COMMERCIAL REAL ESTATE	CMO	3.66%	DUE	05/15/2052	$280
CFCRE COMMERCIAL MORTGAGE TRUS	CMO	3.59%	DUE	12/10/2054	$524
COMMERCIAL MORTGAGE TRUST	CMO	2.83%	DUE	10/10/2049	$1,058
CSMC 18 RPL9	CMO	3.85%	DUE	09/25/2057	$346
COMM MORTGAGE TRUST	CMO	2.69%	DUE	08/15/2057	$2,094
CITIGROUP COMMERCIAL MORTGAGE	CMO	2.58%	DUE	08/10/2049	$951
CITIGROUP COMMERCIAL MORTGAGE	CMO	2.58%	DUE	08/10/2049	$951
CITIGROUP COMMERCIAL MORTGAGE	CMO	3.96%	DUE	06/10/2051	$402
CITIGROUP COMMERCIAL MORTGAGE	CMO	3.46%	DUE	12/10/2049	$529
CITIGROUP COMMERCIAL MORTGAG	CMO	2.68%	DUE	10/10/2049	$1,001
CITIGROUP COML MTG TR CLASS A	CMO	3.11%	DUE	09/15/2050	$743
CITIGROUP COMMERCIAL MORTGAG	CMO	2.48%	DUE	02/15/2053	$1,109
DEUTSCHE BANK COMMERCIAL MTG	CMO	1.64%	DUE	08/15/2053	$4,550
DEUTSCHE BANK COMMERCIAL MTG	CMO	2.63%	DUE	08/10/2049	$1,306
CITIGROUP COMMERCIAL MORTGAGE	CMO	2.65%	DUE	07/10/2049	$268
FANNIE MAE	CMO	2.96%	DUE	02/25/2027	$2,181
FANNIE MAE	CMO	5.80%	DUE	07/25/2055	$3,526
FREDDIE MAC	CMO	5.80%	DUE	06/25/2055	$628
FREDDIE MAC	CMO	5.80%	DUE	06/25/2055	$717
GS MORTGAGE SECURITIES TRUST	CMO	2.79%	DUE	05/10/2049	$140
GS MORTGAGE SECURITIES TRUST	CMO	3.20%	DUE	08/10/2050	$274
GS MORTGAGE SECURITIES TRUST	CMO	2.64%	DUE	02/13/2053	$3,149
GS MORTGAGE SECURITIES TRUST	CMO	1.56%	DUE	12/12/2053	$865
JP MORGAN CHASE COMMERCIAL MTG	CMO	2.63%	DUE	08/15/2049	$652
MORGAN STANLEY BAML TRUST	CMO	3.46%	DUE	12/15/2049	$566
MORGAN STANLEY CAPITAL I TRUST	CMO	2.53%	DUE	08/15/2049	$582
MORGAN STANLEY CAPITAL I TRUST	CMO	2.45%	DUE	02/15/2053	$2,756
MORGAN STANLEY CAPITAL I TRUST	CMO	2.32%	DUE	10/15/2054	$2,233
MORGAN STANLEY CAPITAL I TRUST	CMO	2.32%	DUE	10/15/2054	$558
MORGAN STANLEY BAML TRUST	CMO	5.64%	DUE	03/15/2058	$1,150
NEW RESIDENTIAL MORTGAGE LOAN	CMO	4.60%	DUE	01/25/2048	$91
ONE NEW YORK PLAZA TRUST	CMO	4.81%	DUE	01/15/2036	$1,344
3650R COMMERCIAL MORTGAGE TR	CMO	1.12%	DUE	11/15/2054	$150
UBS COMMERCIAL MORTGAGE TRUST	CMO	3.90%	DUE	02/15/2051	$538
WELLS FARGO COMMERCIAL MTG	CMO	2.67%	DUE	07/15/2048	$770
WELLS FARGO COMMERCIAL MORTGAG	CMO	2.40%	DUE	08/15/2049	$1,061
WELLS FARGO COMMERCIAL MORTGAG	CMO	2.40%	DUE	08/15/2049	$110
WELLS FARGO COMMERCIAL MORTGAG	CMO	2.68%	DUE	10/15/2049	$878
WELLS FARGO COMMERCIAL MTG	CMO	2.81%	DUE	11/15/2059	$491
WELLS FARGO COMMERCIAL MORTGAG	CMO	3.89%	DUE	08/15/2051	$1,645
WELLS FARGO COMMERCIAL MTG	CMO	2.46%	DUE	02/15/2053	$5,156
AEP TEXAS INC	Corporate	3.95%	DUE	06/01/2028	$572
AMN HEALTHCARE INC	Corporate	4.00%	DUE	04/15/2029	$1,247
AT&T INC	Corporate	4.50%	DUE	05/15/2035	$58
AT&T INC	Corporate	2.55%	DUE	12/01/2033	$57
ABU DHABI NATIONAL ENERGY	Corporate	2.00%	DUE	04/29/2028	$219
ALBERTSONS COS SAFEWAY	Corporate	4.62%	DUE	01/15/2027	$500
ALEXANDRIA REAL ESTATE EQTY	Corporate	2.00%	DUE	05/18/2032	$529
ALGONQUIN PWR & UTILITY	Corporate	5.36%	DUE	06/15/2026	$432
AMEREN ILLINOIS	Corporate	3.80%	DUE	05/15/2028	$299
AMERICAN TOWER CORP	Corporate	3.80%	DUE	08/15/2029	$335
AMERICAN TOWER CORP	Corporate	3.80%	DUE	08/15/2029	$1,212

20

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
AMGEN INC	Corporate	4.05%	DUE	08/18/2029	$415
AMGEN INC	Corporate	5.25%	DUE	03/02/2030	$945
ANTERO MIDSTREAM PARTNERS	Corporate	5.38%	DUE	06/15/2029	$475
ARTHUR J GALLAGHER & CO	Corporate	4.85%	DUE	12/15/2029	$210
ASHTEAD CAPITAL INC	Corporate	1.50%	DUE	08/12/2026	$638
ATLANTIC CITY ELECTRIC	Corporate	2.30%	DUE	03/15/2031	$472
BAT CAPITAL CORP	Corporate	5.35%	DUE	08/15/2032	$1,576
BALL CORP	Corporate	3.12%	DUE	09/15/2031	$691
BANK OF AMERICA CORP	Corporate	3.82%	DUE	01/20/2028	$898
BANK OF AMERICA CORP	Corporate	3.82%	DUE	01/20/2028	$1,197
BANK OF AMERICA CORP	Corporate	3.59%	DUE	07/21/2028	$70
BANK OF AMERICA CORP	Corporate	3.19%	DUE	07/23/2030	$619
BANK OF AMERICA CORP	Corporate	1.66%	DUE	03/11/2027	$617
BANK OF AMERICA CORP	Corporate	2.09%	DUE	06/14/2029	$2,986
BARCLAYS PLC	Corporate	4.48%	DUE	11/11/2029	$453
BARCLAYS PLC	Corporate	4.48%	DUE	11/11/2029	$805
BEIGNET INVESTOR LLC	Corporate	6.58%	DUE	05/30/2049	$297
BEIGNET INVESTOR LLC	Corporate	6.58%	DUE	05/30/2049	$71
BEIGNET INVESTOR LLC	Corporate	6.58%	DUE	05/30/2049	$1,746
BERRY GLOBAL INC	Corporate	1.57%	DUE	01/15/2026	$72
BERRY GLOBAL INC	Corporate	1.57%	DUE	01/15/2026	$1,100
BERRY GLOBAL INC	Corporate	1.57%	DUE	01/15/2026	$1,029
BNP PARIBAS	Corporate	3.05%	DUE	01/13/2031	$995
BNP PARIBAS	Corporate	3.05%	DUE	01/13/2031	$1,042
BOEING CO THE	Corporate	2.95%	DUE	02/01/2030	$678
BOEING CO THE	Corporate	3.25%	DUE	02/01/2035	$592
BOEING CO THE	Corporate	3.25%	DUE	02/01/2035	$171
BOEING CO THE	Corporate	3.25%	DUE	02/01/2035	$509
BOEING CO THE	Corporate	3.25%	DUE	02/01/2028	$398
BOEING CO THE	Corporate	2.20%	DUE	02/04/2026	$998
BRIXMOR OPERATING PARTNERSHIP	Corporate	4.05%	DUE	07/01/2030	$276
BRIXMOR OPERATING PARTNERSHIP	Corporate	4.05%	DUE	07/01/2030	$1,234
BRIXMOR OPERATING PARTNERSHIP	Corporate	2.50%	DUE	08/16/2031	$198
BROADSTONE NET LEASE LLC	Corporate	2.60%	DUE	09/15/2031	$407
BROADSTONE NET LEASE LLC	Corporate	2.60%	DUE	09/15/2031	$1,174
BROADSTONE NET LEASE LLC	Corporate	2.60%	DUE	09/15/2031	$407
BROADSTONE NET LEASE LLC	Corporate	2.60%	DUE	09/15/2031	$204
BROADCOM INC	Corporate	3.14%	DUE	11/15/2035	$114
BROADCOM INC	Corporate	3.14%	DUE	11/15/2035	$1,022
BROADCOM INC	Corporate	3.19%	DUE	11/15/2036	$442
BROADCOM INC	Corporate	3.42%	DUE	04/15/2033	$1,034
BUNGE LTD FINANCE CORP	Corporate	2.75%	DUE	05/14/2031	$1,838
BUNGE LTD FINANCE CORP	Corporate	2.75%	DUE	05/14/2031	$505
CCO HLDGS LLC CAP CORP	Corporate	5.50%	DUE	05/01/2026	$401
CDW LLC	Corporate	3.28%	DUE	12/01/2028	$826
CSC HOLDINGS LLC	Corporate	6.50%	DUE	02/01/2029	$727
CVS HEALTH CORP	Corporate	1.75%	DUE	08/21/2030	$792
CVS HEALTH CORP	Corporate	1.75%	DUE	08/21/2030	$534
CRH SMW FINANCE DAC	Corporate	5.20%	DUE	05/21/2029	$1,074
COPT DEFENSE PROP LP	Corporate	4.50%	DUE	10/15/2030	$179
CAESARS ENTERTAIN INC	Corporate	7.00%	DUE	02/15/2030	$207
CAESARS ENTERTAIN INC	Corporate	6.50%	DUE	02/15/2032	$205
CALPINE CORP	Corporate	3.75%	DUE	03/01/2031	$289
CAPITAL ONE FINANCIAL CO	Corporate	5.88%	DUE	07/26/2035	$1,549
CARLISLE COS INC	Corporate	2.20%	DUE	03/01/2032	$2,066
CARNIVAL CORP	Corporate	5.75%	DUE	03/15/2030	$515

21

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
CELANESE US HOLDINGS LLC	Corporate	7.05%	DUE	11/15/2030	$212
CENOVUS ENERGY INC	Corporate	2.65%	DUE	01/15/2032	$124
CHARTER COMM OPERATING LLC CAP	Corporate	2.80%	DUE	04/01/2031	$324
CHARTER COMM OPERATING LLC CAP	Corporate	2.30%	DUE	02/01/2032	$682
CHARTER COMM OPERATING LLC CAP	Corporate	2.30%	DUE	02/01/2032	$181
CHARTER COMM OPERATING LLC CAP	Corporate	2.30%	DUE	02/01/2032	$1,074
CHARTER COMM OPERATING LLC CAP	Corporate	2.25%	DUE	01/15/2029	$1,264
CITIGROUP INC	Corporate	4.45%	DUE	09/29/2027	$352
CITIGROUP INC	Corporate	4.45%	DUE	09/29/2027	$679
CITIGROUP INC	Corporate	4.45%	DUE	09/29/2027	$1,761
CITIGROUP INC	Corporate	2.56%	DUE	05/01/2032	$536
CITIGROUP INC	Corporate	1.46%	DUE	06/09/2027	$2,965
CIVITAS RESOURCES INC	Corporate	8.38%	DUE	07/01/2028	$77
CIVITAS RESOURCES INC	Corporate	8.75%	DUE	07/01/2031	$52
CIVITAS RESOURCES INC	Corporate	8.62%	DUE	11/01/2030	$52
CIVITAS RESOURCES INC	Corporate	8.62%	DUE	11/01/2030	$183
CIVITAS RESOURCES INC	Corporate	8.62%	DUE	11/01/2030	$26
CIVITAS RESOURCES INC	Corporate	8.62%	DUE	11/01/2030	$78
CLEVELAND CLIFFS INC	Corporate	6.88%	DUE	11/01/2029	$119
CLEVELAND CLIFFS INC	Corporate	7.38%	DUE	05/01/2033	$57
COLORADO INTERSTATE GAS CO LLC	Corporate	4.15%	DUE	08/15/2026	$170
COMERICA INC	Corporate	5.98%	DUE	01/30/2030	$1,221
CORPORATE OFFICE PROP LP	Corporate	2.75%	DUE	04/15/2031	$799
COX COMMUNICATIONS INC	Corporate	2.60%	DUE	06/15/2031	$846
CREDIT AGRICOLE SA	Corporate	5.23%	DUE	01/09/2029	$643
DANA INC	Corporate	5.62%	DUE	06/15/2028	$475
DIGITAL REALTY TRUST LP	Corporate	3.60%	DUE	07/01/2029	$613
DOMINION ENERGY INC	Corporate	2.85%	DUE	08/15/2026	$45
EMERA US FINANCE LP	Corporate	3.55%	DUE	06/15/2026	$498
EMERA US FINANCE LP	Corporate	3.55%	DUE	06/15/2026	$404
ENERGY TRANSFER LP	Corporate	6.50%	DUE	01/30/3100	$528
ENERGY TRANSFER LP	Corporate	5.20%	DUE	04/01/2030	$284
ENERGY TRANSFER LP	Corporate	5.20%	DUE	04/01/2030	$129
ENEL FINANCE INTL NV	Corporate	2.12%	DUE	07/12/2028	$371
ENEL FINANCE INTL NV	Corporate	2.12%	DUE	07/12/2028	$276
ENEL FINANCE INTL NV	Corporate	2.50%	DUE	07/12/2031	$1,116
ENERGY TRANSFER PARTNERS	Corporate	4.95%	DUE	06/15/2028	$158
ENERGY TRANSFER PARTNERS	Corporate	4.95%	DUE	06/15/2028	$722
META PLATFORMS INC	Corporate	4.60%	DUE	11/15/2032	$126
META PLATFORMS INC	Corporate	4.88%	DUE	11/15/2035	$410
FAIRFAX FINL HLDGS LTD	Corporate	4.85%	DUE	04/17/2028	$1,521
FIFTH THIRD BANCORP	Corporate	6.34%	DUE	07/27/2029	$1,316
FISERV INC	Corporate	5.45%	DUE	03/02/2028	$870
FLORIDA GAS TRANSMISSION	Corporate	2.55%	DUE	07/01/2030	$444
FLORIDA GAS TRANSMISSION	Corporate	2.55%	DUE	07/01/2030	$277
FLORIDA GAS TRANSMISSION	Corporate	2.30%	DUE	10/01/2031	$164
FORD MOTOR CREDIT CO LLC	Corporate	4.27%	DUE	01/09/2027	$597
FORD MOTOR CREDIT CO LLC	Corporate	4.12%	DUE	08/17/2027	$497
FORD MOTOR CREDIT CO LLC	Corporate	5.85%	DUE	05/17/2027	$868
FORTIS INC	Corporate	3.06%	DUE	10/04/2026	$400
GLP CAPITAL LP FINANCE II	Corporate	5.30%	DUE	01/15/2029	$1,018
FORWORD AIR CORP	Corporate	9.50%	DUE	10/15/2031	$185
GAP INC THE	Corporate	3.88%	DUE	10/01/2031	$328
GAP INC THE	Corporate	3.88%	DUE	10/01/2031	$463
GENERAL MOTORS FINL CO	Corporate	3.85%	DUE	01/05/2028	$308
GENERAL MOTORS FINL CO	Corporate	2.70%	DUE	08/20/2027	$362

22

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
GENERAL MOTORS FINL CO	Corporate	2.35%	DUE	01/08/2031	$1,422
GENERAL MOTORS FINL CO	Corporate	2.40%	DUE	10/15/2028	$324
GENERAL MOTORS FINL CO	Corporate	5.55%	DUE	07/15/2029	$1,369
GOLDMAN SACHS GROUP INC	Corporate	3.81%	DUE	04/23/2029	$661
GOLDMAN SACHS GROUP INC	Corporate	2.62%	DUE	04/22/2032	$853
GRAPHIC PACKAGING INTERN	Corporate	3.50%	DUE	03/01/2029	$478
HSBC HOLDINGS PLC	Corporate	2.01%	DUE	09/22/2028	$193
HEALTHPEAK PROPERTIES	Corporate	2.88%	DUE	01/15/2031	$348
HILCORP ENERGY I HILCORP	Corporate	5.75%	DUE	02/01/2029	$691
HUNTINGTON BANCSHARES	Corporate	6.21%	DUE	08/21/2029	$1,311
HUNTINGTON INGALLS INDUS	Corporate	4.20%	DUE	05/01/2030	$724
ICON INVESTMENTS SIX DAC	Corporate	5.85%	DUE	05/08/2029	$533
IMPERIAL BRANDS FIN PLC	Corporate	3.88%	DUE	07/26/2029	$1,295
INVITATION HOMES OP	Corporate	5.45%	DUE	08/15/2030	$1,041
IPALCO ENTERPRISES INC	Corporate	4.25%	DUE	05/01/2030	$122
JPMORGAN CHASE & CO	Corporate	3.51%	DUE	01/23/2029	$495
JPMORGAN CHASE & CO	Corporate	3.51%	DUE	01/23/2029	$1,981
JPMORGAN CHASE & CO	Corporate	3.51%	DUE	01/23/2029	$2,476
JPMORGAN CHASE & CO	Corporate	2.95%	DUE	02/24/2028	$1,660
JPMORGAN CHASE & CO	Corporate	2.95%	DUE	02/24/2028	$1,482
JDE PEET S NV	Corporate	1.38%	DUE	01/15/2027	$1,792
JEFFERIES FINANCE LLC	Corporate	5.00%	DUE	08/15/2028	$409
JEFFERIES GROUP LLC	Corporate	2.62%	DUE	10/15/2031	$58
KB HOME	Corporate	4.00%	DUE	06/15/2031	$260
KB HOME	Corporate	4.00%	DUE	06/15/2031	$378
KIMCO REALTY CORP	Corporate	2.25%	DUE	12/01/2031	$1,053
KIMCO REALTY CORP	Corporate	2.25%	DUE	12/01/2031	$342
KIMCO REALTY CORP	Corporate	2.25%	DUE	12/01/2031	$244
KIMCO REALTY CORP	Corporate	2.25%	DUE	12/01/2031	$124
KONTOOR BRANDS INC	Corporate	4.12%	DUE	11/15/2029	$310
KONTOOR BRANDS INC	Corporate	4.12%	DUE	11/15/2029	$596
KONTOOR BRANDS INC	Corporate	4.12%	DUE	11/15/2029	$191
LAMB WESTON HLD	Corporate	4.12%	DUE	01/31/2030	$483
LAMB WESTON HLD	Corporate	4.12%	DUE	01/31/2030	$314
LAMB WESTON HLD	Corporate	4.38%	DUE	01/31/2032	$238
LAS VEGAS SANDS CORP	Corporate	5.62%	DUE	06/15/2028	$318
LAS VEGAS SANDS CORP	Corporate	5.62%	DUE	06/15/2028	$872
LEIDOS INC	Corporate	4.38%	DUE	05/15/2030	$1,059
LINCOLN NATIONAL CORP	Corporate	3.40%	DUE	03/01/2032	$380
LINEAGE OP LP	Corporate	5.25%	DUE	07/15/2030	$167
LINEAGE OP LP	Corporate	5.25%	DUE	07/15/2030	$975
LINEAGE OP LP	Corporate	5.25%	DUE	07/15/2030	$677
LINEAGE OP LP	Corporate	5.25%	DUE	07/15/2030	$409
LLOYDS TSB GROUP PLC	Corporate	4.82%	DUE	06/13/2029	$2,461
LUNDIN ENERGY FI	Corporate	3.10%	DUE	07/15/2031	$307
LUNDIN ENERGY FI	Corporate	3.10%	DUE	07/15/2031	$826
MPLX LP	Corporate	4.12%	DUE	03/01/2027	$55
MPLX LP	Corporate	4.00%	DUE	03/15/2028	$290
MPLX LP	Corporate	4.00%	DUE	03/15/2028	$130
MPLX LP	Corporate	2.65%	DUE	08/15/2030	$172
MPLX LP	Corporate	2.65%	DUE	08/15/2030	$927
MPLX LP	Corporate	1.75%	DUE	03/01/2026	$946
MPLX LP	Corporate	5.50%	DUE	06/01/2034	$475
MPLX LP	Corporate	4.80%	DUE	02/15/2031	$410
MPT OPERATING PARTNERSHIP LP	Corporate	5.00%	DUE	10/15/2027	$290
MARATHON PETROLEUM CORP	Corporate	3.80%	DUE	04/01/2028	$826

23

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
MARRIOTT INTERNATIONAL INC	Corporate	5.50%	DUE	04/15/2037	$1,066
MARTIN MARIETTA MATERIAL	Corporate	5.15%	DUE	12/01/2034	$557
MATTAMY GROUP CORP	Corporate	4.62%	DUE	03/01/2030	$582
MATTAMY GROUP CORP	Corporate	4.62%	DUE	03/01/2030	$267
MID-ATLANTIC INTERSTATE	Corporate	4.10%	DUE	05/15/2028	$250
MINERAL RESOURCES LTD	Corporate	7.00%	DUE	04/01/2031	$31
MINERAL RESOURCES LTD	Corporate	7.00%	DUE	04/01/2031	$31
MITSUBISHI UFJ FINANCIAL GROUP	Corporate	2.31%	DUE	07/20/2032	$1,213
MIZUHO FINANCIAL GROUP	Corporate	2.87%	DUE	09/13/2030	$1,506
MORGAN STANLEY	Corporate	4.35%	DUE	09/08/2026	$501
MORGAN STANLEY	Corporate	4.35%	DUE	09/08/2026	$250
MORGAN STANLEY	Corporate	2.70%	DUE	01/22/2031	$939
MORGAN STANLEY	Corporate	1.93%	DUE	04/28/2032	$852
MORGAN STANLEY	Corporate	3.77%	DUE	01/24/2029	$65
MORGAN STANLEY	Corporate	2.24%	DUE	07/21/2032	$1,777
MORGAN STANLEY	Corporate	3.95%	DUE	04/23/2027	$1,499
MOTOROLA SOLUTIONS INC	Corporate	4.85%	DUE	08/15/2030	$857
MYLAN NV	Corporate	3.95%	DUE	06/15/2026	$324
MYLAN NV	Corporate	3.95%	DUE	06/15/2026	$473
MYLAN NV	Corporate	3.95%	DUE	06/15/2026	$797
MYLAN NV	Corporate	3.95%	DUE	06/15/2026	$205
NRG ENERGY INC	Corporate	5.75%	DUE	01/15/2028	$902
NATIONAL FUEL GAS CO	Corporate	5.50%	DUE	03/15/2030	$1,222
NEWELL BRANDS INC	Corporate	6.62%	DUE	05/15/2032	$34
NEWELL BRANDS INC	Corporate	6.38%	DUE	05/15/2030	$59
NISOURCE INC	Corporate	5.20%	DUE	07/01/2029	$541
NOMURA HOLDINGS INC	Corporate	2.61%	DUE	07/14/2031	$633
NOMURA HOLDINGS INC	Corporate	2.61%	DUE	07/14/2031	$221
NOMURA HOLDINGS INC	Corporate	2.71%	DUE	01/22/2029	$1,165
NORDSON CORP	Corporate	4.50%	DUE	12/15/2029	$806
OCCIDENTAL PETROLEUM COR	Corporate	5.55%	DUE	10/01/2034	$189
OHIOHEALTH CORP	Corporate	2.30%	DUE	11/15/2031	$1,583
ONEOK INC	Corporate	4.00%	DUE	07/13/2027	$65
ONEOK INC	Corporate	4.00%	DUE	07/13/2027	$400
ONEOK INC	Corporate	3.10%	DUE	03/15/2030	$1,428
ONEOK INC	Corporate	6.05%	DUE	09/01/2033	$799
ONEOK INC	Corporate	5.05%	DUE	11/01/2034	$521
ORACLE CORP	Corporate	2.95%	DUE	04/01/2030	$776
OVINTIV INC	Corporate	5.65%	DUE	05/15/2028	$1,287
PNC BANK NA	Corporate	4.05%	DUE	07/26/2028	$781
PNC BANK NA	Corporate	4.05%	DUE	07/26/2028	$190
PVH CORP	Corporate	5.50%	DUE	06/13/2030	$168
PACIFIC GAS & ELECTRIC	Corporate	5.00%	DUE	06/04/2028	$1,414
PACIFICORP	Corporate	2.70%	DUE	09/15/2030	$193
PHINIA INC	Corporate	6.75%	DUE	04/15/2029	$233
PIEDMONT HEALTHCARE INC	Corporate	2.04%	DUE	01/01/2032	$989
PILGRIM S PRIDE CORP	Corporate	4.25%	DUE	04/15/2031	$975
PROVIDENCE HEALTH & SVCS	Corporate	2.75%	DUE	10/01/2026	$213
QATAR PETROLEUM	Corporate	1.38%	DUE	09/12/2026	$429
QATAR PETROLEUM	Corporate	1.38%	DUE	09/12/2026	$222
QATAR PETROLEUM	Corporate	1.38%	DUE	09/12/2026	$328
QNITY ELECTRONICS INC	Corporate	5.75%	DUE	08/15/2032	$26
QNITY ELECTRONICS INC	Corporate	6.25%	DUE	08/15/2033	$16
QUIKRETE HOLDINGS INC	Corporate	6.38%	DUE	03/01/2032	$271
REALTY INCOME CORP	Corporate	3.25%	DUE	01/15/2031	$667
REALTY INCOME CORP	Corporate	2.10%	DUE	03/15/2028	$913

24

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
REALTY INCOME CORP	Corporate	2.10%	DUE	03/15/2028	$913
REGAL REXNORD CORP	Corporate	6.05%	DUE	04/15/2028	$1,096
ROCKIES EXPRESS PIPELINE	Corporate	6.75%	DUE	03/15/2033	$16
ROCKIES EXPRESS PIPELINE	Corporate	6.75%	DUE	03/15/2033	$127
SP POWERASSETS LTD	Corporate	3.00%	DUE	09/26/2027	$321
SEALED AIR CORP	Corporate	1.57%	DUE	10/15/2026	$612
SHERWIN WILLIAMS CO	Corporate	4.50%	DUE	08/15/2030	$318
SMITHFIELD FOODS	Corporate	5.20%	DUE	04/01/2029	$1,520
SOCIETE GENERALE	Corporate	2.80%	DUE	01/19/2028	$1,379
SOUTHERN CAL EDISON	Corporate	5.30%	DUE	03/01/2028	$618
SOUTHERN CAL EDISON	Corporate	5.30%	DUE	03/01/2028	$766
SOUTHWEST AIRLINES CO	Corporate	5.12%	DUE	06/15/2027	$547
SOUTHWESTERN ELECTRIC POWER	Corporate	4.10%	DUE	09/15/2028	$900
SOUTHWESTERN ENERGY CO	Corporate	4.75%	DUE	02/01/2032	$1,483
SPECTRA ENERGY PARTNERS	Corporate	3.38%	DUE	10/15/2026	$95
SPRINGLEAF FINANCE CORP	Corporate	7.12%	DUE	03/15/2026	$526
SPRINGLEAF FINANCE CORP	Corporate	5.38%	DUE	11/15/2029	$600
STANDARD INDUSTRIES INC	Corporate	3.38%	DUE	01/15/2031	$183
STL HOLDING CO LLC	Corporate	8.75%	DUE	02/15/2029	$368
STL HOLDING CO LLC	Corporate	8.75%	DUE	02/15/2029	$263
SUN COMMUNITIES OPER LTD	Corporate	2.70%	DUE	07/15/2031	$910
SUN COMMUNITIES OPER LTD	Corporate	2.70%	DUE	07/15/2031	$806
SUNOCO LP FINANCE CORP	Corporate	5.88%	DUE	03/15/2028	$451
T MOBILE USA INC	Corporate	3.88%	DUE	04/15/2030	$920
T MOBILE USA INC	Corporate	3.88%	DUE	04/15/2030	$1,982
TRI POINTE HOMES INC	Corporate	5.25%	DUE	06/01/2027	$111
TRI POINTE HOMES INC	Corporate	5.25%	DUE	06/01/2027	$139
TRI POINTE GROUP INC	Corporate	5.70%	DUE	06/15/2028	$279
TALLGRASS ENERGY PARTNERS LP	Corporate	5.50%	DUE	01/15/2028	$300
TARGA RESOURCES CORP	Corporate	4.90%	DUE	09/15/2030	$1,943
TAYLOR MORRISON CMNTYS INC	Corporate	5.12%	DUE	08/01/2030	$327
TEREX CORP	Corporate	6.25%	DUE	10/15/2032	$205
TEREX CORP	Corporate	6.25%	DUE	10/15/2032	$436
TEXAS EASTERN TRANSMISSION LP	Corporate	3.50%	DUE	01/15/2028	$193
TRUIST FINANCIAL CORP	Corporate	6.05%	DUE	06/08/2027	$1,260
UNITED RENTALS NORTH AM	Corporate	3.88%	DUE	02/15/2031	$479
UNITEDHEALTH GROUP INC	Corporate	4.50%	DUE	04/15/2033	$994
UNIVERSAL HEALTH SVCS	Corporate	2.65%	DUE	01/15/2032	$1,282
VAR ENERGI ASA	Corporate	5.88%	DUE	05/22/2030	$1,302
VENTURE GLOBAL PLAQUE	Corporate	7.50%	DUE	05/01/2033	$540
VERIZON COMMUNICATIONS	Corporate	2.55%	DUE	03/21/2031	$439
VIATRIS INC	Corporate	2.70%	DUE	06/22/2030	$462
VIATRIS INC	Corporate	3.85%	DUE	06/22/2040	$219
VICI PROPERTIES NOTE	Corporate	5.75%	DUE	02/01/2027	$1,188
VISTRA OPERATIONS CO LLC	Corporate	3.70%	DUE	01/30/2027	$715
VISTRA OPERATIONS CO LLC	Corporate	3.70%	DUE	01/30/2027	$745
VOLKSWAGEN GROUP AMERICA	Corporate	5.65%	DUE	03/25/2032	$696
WASTE CONNECTIONS INC	Corporate	2.60%	DUE	02/01/2030	$1,179
WEIR GROUP PLC THE	Corporate	5.35%	DUE	05/06/2030	$1,290
WELLPOINT INC	Corporate	4.62%	DUE	05/15/2042	$653
WELLS FARGO & COMPANY	Corporate	2.39%	DUE	06/02/2028	$2,443
WELLS FARGO & COMPANY	Corporate	3.35%	DUE	03/02/2033	$280
WELLS FARGO & COMPANY	Corporate	5.20%	DUE	01/23/2030	$958
WESTERN GAS PARTNERS LP	Corporate	4.50%	DUE	03/01/2028	$1,190
WABTEC	Corporate	4.70%	DUE	09/15/2028	$304
WABTEC	Corporate	4.70%	DUE	09/15/2028	$1,747

25

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
YAMANA GOLD INC	Corporate	2.63%	DUE	08/15/2031	$968
YAMANA GOLD INC	Corporate	2.63%	DUE	08/15/2031	$900
YUM BRANDS INC	Corporate	5.38%	DUE	04/01/2032	$25
FANNIE MAE	Fed Agency	3.00%	DUE	01/15/2043	$(3,100)
TENN VALLEY AUTHORITY	Fed Agency	5.25%	DUE	02/01/2055	$498
CASSA DEPOSITI E PRESTIT	Foreign	5.88%	DUE	04/30/2029	$211
CASSA DEPOSITI E PRESTIT	Foreign	4.38%	DUE	10/01/2030	$200
CORP ANDINA DE FOMENTO	Foreign	5.00%	DUE	01/24/2029	$469
HYDRO QUEBEC	Foreign	9.38%	DUE	04/15/2030	$1,081
INDONESIA REPUBLIC OF	Foreign	3.50%	DUE	01/11/2028	$198
CORP ANDINA DE FOMENTO	Foreign	2.25%	DUE	02/08/2027	$377
US 5YR NOTE CBT MAR26	Futures	0.00%	DUE	04/03/2026	$(16)
US 5YR NOTE CBT MAR26	Futures	0.00%	DUE	04/03/2026	$(1)
US 5YR NOTE CBT MAR26	Futures	0.00%	DUE	04/03/2026	$(1)
US 5YR NOTE CBT MAR26	Futures	0.00%	DUE	04/03/2026	$(2)
US 2YR NOTE CBT MAR26	Futures	0.00%	DUE	04/03/2026	$1
US 2YR NOTE CBT MAR26	Futures	0.00%	DUE	04/03/2026	$3
US 2YR NOTE CBT MAR26	Futures	0.00%	DUE	04/03/2026	$2
US 2YR NOTE CBT MAR26	Futures	0.00%	DUE	04/03/2026	$1
US 2YR NOTE CBT MAR26	Futures	0.00%	DUE	04/03/2026	$2
US 2YR NOTE CBT MAR26	Futures	0.00%	DUE	04/03/2026	$(2)
US 2YR NOTE CBT MAR26	Futures	0.00%	DUE	04/03/2026	$1
US 10YR NOTE CBT MAR26	Futures	0.00%	DUE	03/31/2026	$(11)
US 10YR NOTE CBT MAR26	Futures	0.00%	DUE	03/31/2026	$(19)
US 10YR NOTE CBT MAR26	Futures	0.00%	DUE	03/31/2026	$(1)
US 10YR NOTE CBT MAR26	Futures	0.00%	DUE	03/31/2026	$(1)
US LONG BOND CBT MAR26	Futures	0.00%	DUE	03/31/2026	$2
US LONG BOND CBT MAR26	Futures	0.00%	DUE	03/31/2026	$2
US 10YR ULTRA FUT MAR26	Futures	0.00%	DUE	03/31/2026	$(1)
US 10YR ULTRA FUT MAR26	Futures	0.00%	DUE	03/31/2026	$(17)
US 10YR ULTRA FUT MAR26	Futures	0.00%	DUE	03/31/2026	$(13)
US 10YR ULTRA FUT MAR26	Futures	0.00%	DUE	03/31/2026	$(3)
US 10YR ULTRA FUT MAR26	Futures	0.00%	DUE	03/31/2026	$(1)
US 10YR ULTRA FUT MAR26	Futures	0.00%	DUE	03/31/2026	$(5)
US 10YR ULTRA FUT MAR26	Futures	0.00%	DUE	03/31/2026	$(7)
US 10YR ULTRA FUT MAR26	Futures	0.00%	DUE	03/31/2026	$(5)
US 10YR ULTRA FUT MAR26	Futures	0.00%	DUE	03/31/2026	$(8)
US 10YR ULTRA FUT MAR26	Futures	0.00%	DUE	03/31/2026	$(1)
FREDDIE MAC GOLD	Mortgage Backed	4.50%	DUE	06/01/2039	$40
FREDDIE MAC GOLD	Mortgage Backed	3.50%	DUE	08/01/2043	$619
FREDDIE MAC GOLD	Mortgage Backed	4.50%	DUE	09/01/2044	$63
FREDDIE MAC GOLD	Mortgage Backed	2.00%	DUE	01/01/2032	$74
FREDDIE MAC GOLD	Mortgage Backed	4.00%	DUE	04/01/2048	$52
FREDDIE MAC GOLD	Mortgage Backed	4.00%	DUE	10/01/2045	$206
FREDDIE MAC GOLD	Mortgage Backed	4.00%	DUE	08/01/2046	$170
FREDDIE MAC GOLD	Mortgage Backed	4.50%	DUE	12/01/2046	$144
FREDDIE MAC GOLD	Mortgage Backed	2.50%	DUE	01/01/2029	$96
FREDDIE MAC	Mortgage Backed	3.00%	DUE	01/01/2037	$133
FREDDIE MAC	Mortgage Backed	3.00%	DUE	12/01/2037	$39
FREDDIE MAC GOLD	Mortgage Backed	3.00%	DUE	02/01/2043	$410
FREDDIE MAC GOLD	Mortgage Backed	3.50%	DUE	02/01/2042	$255
FREDDIE MAC GOLD	Mortgage Backed	3.00%	DUE	12/01/2042	$289
FREDDIE MAC GOLD	Mortgage Backed	4.00%	DUE	12/01/2040	$139
FREDDIE MAC	Mortgage Backed	3.00%	DUE	01/01/2052	$321
FREDDIE MAC	Mortgage Backed	3.00%	DUE	01/01/2052	$963
FREDDIE MAC	Mortgage Backed	2.50%	DUE	08/01/2051	$666

26

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
FREDDIE MAC	Mortgage Backed	2.00%	DUE	03/01/2051	$2,796
FREDDIE MAC	Mortgage Backed	2.50%	DUE	07/01/2051	$332
FREDDIE MAC	Mortgage Backed	3.00%	DUE	04/01/2052	$257
FREDDIE MAC	Mortgage Backed	3.00%	DUE	04/01/2052	$423
FREDDIE MAC	Mortgage Backed	4.00%	DUE	09/01/2052	$776
FREDDIE MAC	Mortgage Backed	5.00%	DUE	01/01/2053	$1,942
FREDDIE MAC	Mortgage Backed	5.50%	DUE	02/01/2053	$842
FREDDIE MAC	Mortgage Backed	5.00%	DUE	11/01/2053	$531
FREDDIE MAC	Mortgage Backed	5.00%	DUE	11/01/2054	$478
FREDDIE MAC GOLD	Mortgage Backed	4.00%	DUE	04/01/2042	$61
FREDDIE MAC GOLD	Mortgage Backed	3.50%	DUE	10/01/2042	$155
FREDDIE MAC GOLD	Mortgage Backed	3.00%	DUE	06/01/2043	$94
FREDDIE MAC	Mortgage Backed	3.00%	DUE	09/01/2030	$107
FREDDIE MAC	Mortgage Backed	3.50%	DUE	11/01/2047	$293
FREDDIE MAC	Mortgage Backed	5.00%	DUE	02/01/2048	$86
FREDDIE MAC	Mortgage Backed	2.00%	DUE	01/01/2051	$980
FREDDIE MAC	Mortgage Backed	2.50%	DUE	10/01/2051	$2,856
FREDDIE MAC	Mortgage Backed	2.50%	DUE	10/01/2051	$1,332
FREDDIE MAC	Mortgage Backed	3.00%	DUE	09/01/2050	$2,012
FANNIE MAE	Mortgage Backed	4.50%	DUE	02/01/2041	$224
FANNIE MAE	Mortgage Backed	3.50%	DUE	01/01/2041	$176
FANNIE MAE	Mortgage Backed	4.50%	DUE	02/01/2041	$42
FANNIE MAE	Mortgage Backed	3.00%	DUE	08/01/2042	$263
FANNIE MAE	Mortgage Backed	4.50%	DUE	10/01/2041	$127
FANNIE MAE	Mortgage Backed	4.00%	DUE	01/01/2042	$267
FANNIE MAE	Mortgage Backed	3.50%	DUE	12/01/2041	$177
FANNIE MAE	Mortgage Backed	4.50%	DUE	08/01/2041	$91
FANNIE MAE	Mortgage Backed	4.00%	DUE	07/01/2042	$182
FANNIE MAE	Mortgage Backed	4.00%	DUE	07/01/2042	$54
FANNIE MAE	Mortgage Backed	3.00%	DUE	12/01/2042	$149
FANNIE MAE	Mortgage Backed	4.50%	DUE	02/01/2046	$138
FANNIE MAE	Mortgage Backed	6.00%	DUE	07/01/2041	$145
FANNIE MAE	Mortgage Backed	3.00%	DUE	03/01/2043	$400
FANNIE MAE	Mortgage Backed	3.00%	DUE	03/01/2043	$144
FANNIE MAE	Mortgage Backed	3.00%	DUE	04/01/2030	$38
FANNIE MAE	Mortgage Backed	3.50%	DUE	06/01/2045	$469
FANNIE MAE	Mortgage Backed	4.00%	DUE	12/01/2045	$68
FANNIE MAE	Mortgage Backed	2.50%	DUE	09/01/2046	$121
FANNIE MAE	Mortgage Backed	2.50%	DUE	09/01/2046	$60
FANNIE MAE	Mortgage Backed	3.00%	DUE	11/01/2036	$67
FANNIE MAE	Mortgage Backed	3.50%	DUE	12/01/2046	$123
FANNIE MAE	Mortgage Backed	3.50%	DUE	12/01/2046	$92
FANNIE MAE	Mortgage Backed	3.00%	DUE	04/01/2043	$114
FANNIE MAE	Mortgage Backed	3.50%	DUE	06/01/2043	$239
FANNIE MAE	Mortgage Backed	4.50%	DUE	09/01/2043	$76
FANNIE MAE	Mortgage Backed	3.50%	DUE	10/01/2045	$177
FANNIE MAE	Mortgage Backed	6.00%	DUE	10/01/2036	$33
FANNIE MAE	Mortgage Backed	5.50%	DUE	01/01/2037	$41
FANNIE MAE	Mortgage Backed	3.00%	DUE	12/01/2031	$72
FANNIE MAE	Mortgage Backed	2.50%	DUE	12/01/2050	$199
FANNIE MAE	Mortgage Backed	5.00%	DUE	09/01/2047	$65
FANNIE MAE	Mortgage Backed	2.00%	DUE	04/01/2051	$800
FANNIE MAE	Mortgage Backed	2.50%	DUE	02/01/2052	$655
FANNIE MAE	Mortgage Backed	2.50%	DUE	02/01/2051	$3,127
FANNIE MAE	Mortgage Backed	3.00%	DUE	12/01/2051	$2,858
FANNIE MAE	Mortgage Backed	2.50%	DUE	05/01/2052	$6,414

27

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
FANNIE MAE	Mortgage Backed	3.00%	DUE	07/01/2036	$197
FANNIE MAE	Mortgage Backed	3.00%	DUE	07/01/2027	$28
FANNIE MAE	Mortgage Backed	4.50%	DUE	08/01/2040	$78
FANNIE MAE	Mortgage Backed	3.50%	DUE	01/01/2041	$396
FANNIE MAE	Mortgage Backed	3.50%	DUE	05/01/2042	$392
FANNIE MAE	Mortgage Backed	3.50%	DUE	03/01/2043	$200
FANNIE MAE	Mortgage Backed	4.50%	DUE	10/01/2039	$73
FANNIE MAE	Mortgage Backed	4.50%	DUE	11/01/2040	$48
FANNIE MAE	Mortgage Backed	3.50%	DUE	01/01/2046	$72
FANNIE MAE	Mortgage Backed	3.50%	DUE	01/01/2046	$71
FANNIE MAE	Mortgage Backed	3.50%	DUE	08/01/2031	$79
FANNIE MAE	Mortgage Backed	4.00%	DUE	09/01/2046	$78
FANNIE MAE	Mortgage Backed	4.50%	DUE	08/01/2047	$143
FANNIE MAE	Mortgage Backed	4.00%	DUE	09/01/2047	$68
FANNIE MAE	Mortgage Backed	3.50%	DUE	08/01/2033	$37
FANNIE MAE	Mortgage Backed	2.50%	DUE	08/01/2051	$1,307
FANNIE MAE	Mortgage Backed	2.50%	DUE	11/01/2051	$334
FANNIE MAE	Mortgage Backed	3.00%	DUE	11/01/2051	$679
FANNIE MAE	Mortgage Backed	2.50%	DUE	12/01/2051	$1,663
FANNIE MAE	Mortgage Backed	3.00%	DUE	05/01/2035	$323
FANNIE MAE	Mortgage Backed	2.00%	DUE	09/01/2050	$7,773
FANNIE MAE	Mortgage Backed	2.00%	DUE	01/01/2051	$4,528
FANNIE MAE	Mortgage Backed	2.50%	DUE	04/01/2051	$609
FANNIE MAE	Mortgage Backed	2.00%	DUE	05/01/2051	$1,414
FANNIE MAE	Mortgage Backed	4.00%	DUE	06/01/2052	$2,724
FANNIE MAE	Mortgage Backed	4.50%	DUE	07/01/2052	$391
FANNIE MAE	Mortgage Backed	5.00%	DUE	06/01/2052	$700
FANNIE MAE	Mortgage Backed	4.00%	DUE	08/01/2052	$467
FANNIE MAE	Mortgage Backed	4.50%	DUE	08/01/2052	$379
FANNIE MAE	Mortgage Backed	5.50%	DUE	11/01/2052	$380
FANNIE MAE	Mortgage Backed	5.00%	DUE	06/01/2040	$21
FANNIE MAE	Mortgage Backed	5.00%	DUE	06/01/2040	$25
FANNIE MAE	Mortgage Backed	4.50%	DUE	06/01/2040	$56
FANNIE MAE	Mortgage Backed	5.00%	DUE	06/01/2040	$73
FANNIE MAE	Mortgage Backed	4.50%	DUE	02/01/2041	$62
FANNIE MAE	Mortgage Backed	5.00%	DUE	02/01/2041	$40
FANNIE MAE	Mortgage Backed	4.00%	DUE	10/01/2040	$110
FANNIE MAE	Mortgage Backed	4.00%	DUE	11/01/2040	$98
GINNIE MAE	Mortgage Backed	3.00%	DUE	09/15/2042	$56
GINNIE MAE II	Mortgage Backed	3.00%	DUE	03/20/2043	$45
GINNIE MAE II	Mortgage Backed	3.50%	DUE	03/20/2043	$83
GINNIE MAE II	Mortgage Backed	3.00%	DUE	09/20/2042	$99
GINNIE MAE II	Mortgage Backed	3.50%	DUE	10/20/2042	$198
GINNIE MAE II	Mortgage Backed	3.50%	DUE	10/20/2042	$156
GINNIE MAE II	Mortgage Backed	4.00%	DUE	10/20/2042	$226
GINNIE MAE II	Mortgage Backed	3.50%	DUE	12/20/2042	$93
GINNIE MAE II	Mortgage Backed	3.50%	DUE	12/20/2042	$105
GINNIE MAE	Mortgage Backed	3.00%	DUE	09/20/2043	$68
GINNIE MAE	Mortgage Backed	3.50%	DUE	10/20/2043	$109
GINNIE MAE	Mortgage Backed	4.00%	DUE	10/20/2043	$123
GINNIE MAE	Mortgage Backed	4.50%	DUE	10/20/2043	$34
GINNIE MAE II	Mortgage Backed	3.50%	DUE	12/20/2043	$124
GINNIE MAE	Mortgage Backed	4.50%	DUE	12/20/2043	$78
GINNIE MAE	Mortgage Backed	3.00%	DUE	01/20/2044	$21
GINNIE MAE	Mortgage Backed	3.00%	DUE	01/20/2044	$44
GINNIE MAE II	Mortgage Backed	3.50%	DUE	03/20/2045	$44

28

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
GINNIE MAE II	Mortgage Backed	4.50%	DUE	03/20/2045	$37
GINNIE MAE II	Mortgage Backed	4.00%	DUE	06/20/2044	$85
GINNIE MAE II	Mortgage Backed	3.00%	DUE	12/20/2044	$69
GINNIE MAE II	Mortgage Backed	5.00%	DUE	04/20/2045	$21
GINNIE MAE II	Mortgage Backed	3.50%	DUE	04/20/2045	$47
GINNIE MAE II	Mortgage Backed	3.00%	DUE	05/20/2045	$64
GINNIE MAE II	Mortgage Backed	4.50%	DUE	05/20/2045	$26
GINNIE MAE II	Mortgage Backed	4.00%	DUE	09/20/2045	$162
GINNIE MAE II	Mortgage Backed	3.50%	DUE	11/20/2045	$263
GINNIE MAE II	Mortgage Backed	4.00%	DUE	11/20/2045	$38
GINNIE MAE II	Mortgage Backed	4.00%	DUE	12/20/2045	$70
GINNIE MAE II	Mortgage Backed	3.00%	DUE	01/20/2046	$68
GINNIE MAE II	Mortgage Backed	3.50%	DUE	05/20/2046	$103
GINNIE MAE II	Mortgage Backed	3.50%	DUE	07/20/2046	$169
GINNIE MAE II	Mortgage Backed	3.50%	DUE	07/20/2046	$114
GINNIE MAE II	Mortgage Backed	5.00%	DUE	07/20/2046	$96
GINNIE MAE II	Mortgage Backed	4.50%	DUE	09/20/2046	$34
GINNIE MAE II	Mortgage Backed	4.00%	DUE	10/20/2046	$32
GINNIE MAE II	Mortgage Backed	4.50%	DUE	10/20/2046	$40
GINNIE MAE II	Mortgage Backed	4.00%	DUE	11/20/2046	$48
GINNIE MAE II	Mortgage Backed	4.50%	DUE	11/20/2046	$62
GINNIE MAE II	Mortgage Backed	2.50%	DUE	12/20/2046	$42
GINNIE MAE II	Mortgage Backed	3.50%	DUE	12/20/2046	$42
GINNIE MAE II	Mortgage Backed	3.50%	DUE	12/20/2046	$206
GINNIE MAE II	Mortgage Backed	4.00%	DUE	02/20/2047	$53
GINNIE MAE II	Mortgage Backed	4.00%	DUE	03/20/2047	$116
GINNIE MAE II	Mortgage Backed	4.00%	DUE	08/20/2048	$107
GINNIE MAE II	Mortgage Backed	4.50%	DUE	08/20/2047	$122
GINNIE MAE II	Mortgage Backed	5.00%	DUE	11/20/2047	$158
GINNIE MAE	Mortgage Backed	4.00%	DUE	06/20/2052	$389
GINNIE MAE	Mortgage Backed	4.00%	DUE	06/20/2052	$381
GINNIE MAE	Mortgage Backed	2.00%	DUE	10/20/2051	$386
GINNIE MAE	Mortgage Backed	4.00%	DUE	08/20/2052	$1,213
GINNIE MAE	Mortgage Backed	4.00%	DUE	10/20/2041	$119
GINNIE MAE	Mortgage Backed	4.50%	DUE	10/20/2041	$591
GINNIE MAE	Mortgage Backed	4.50%	DUE	04/15/2040	$39
GINNIE MAE	Mortgage Backed	4.00%	DUE	01/15/2041	$67
UNIV OF CALIFORNIA CA REGENTS MED	Municipals	4.13%	DUE	05/15/2032	$675
CLEARNET	Notional Par Contrac	3.77%	DUE	08/15/2028	$248
BARCLAYS BANK PLC	Notional Par Contrac	1.00%	DUE	12/20/2026	$2
BARCLAYS BANK PLC	Notional Par Contrac	1.00%	DUE	12/20/2027	$2
MORGAN STANLEY & CO INTL PLC	Notional Par Contrac	1.00%	DUE	12/20/2026	$1
MORGAN STANLEY & CO INTL PLC	Notional Par Contrac	1.00%	DUE	12/20/2026	$2
MORGAN STANLEY & CO INTL PLC	Notional Par Contrac	1.00%	DUE	12/20/2026	$2
CITIBANK N.A.	Notional Par Contrac	1.00%	DUE	12/20/2026	$2
BARCLAYS BANK PLC	Notional Par Contrac	1.00%	DUE	06/20/2026	$2
INTERCONTINENTAL EXCHANGE	Notional Par Contrac	1.00%	DUE	12/20/2030	$457
STATE STREET STIF	Sweep Investment	N/A	N/A	N/A	$1,540
STATE STREET STIF	Sweep Investment	N/A	N/A	N/A	$173
STATE STREET STIF	Sweep Investment	N/A	N/A	N/A	$158
STATE STREET STIF	Sweep Investment	N/A	N/A	N/A	$1,573
STATE STREET STIF	Sweep Investment	N/A	N/A	N/A	$1,032
STATE STREET STIF	Sweep Investment	N/A	N/A	N/A	$963
US TREASURY SEC	US Govt Bonds	4.38%	DUE	08/15/2043	$829
US TREASURY SEC	US Govt Bonds	4.38%	DUE	08/15/2043	$2,066
US TREASURY SEC	US Govt Bonds	4.38%	DUE	08/15/2043	$1,035

29

THE CIGNA GROUP 401(k) PLAN

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
	US TREASURY N B	US Govt Bonds	3.62%	DUE	12/31/2030	$154
	US TREASURY N B	US Govt Bonds	3.62%	DUE	12/31/2030	$159
	OTHER ASSETS					$5,690
	SUBTOTAL					$420,628
	Total Prudential Stable Value Fund					$779,558

Mass Mutual	MASSMUTUAL (CONTRACT INTEREST RATE(1/1/2025-12/31/2025 3.87%)	Synthetic Contract
	CAPITAL AUTOMOTIVE REIT	Asset Backed	3.25%	DUE	01/15/2020	$212
	CAPITAL AUTOMOTIVE REIT	Asset Backed	3.81%	DUE	01/15/2020	$205
	COLLEGE AVE STUDENT LOANS	Asset Backed	4.46%	DUE	06/26/2019	$151
	COMMONBOND STUDENT LOAN T	Asset Backed	3.16%	DUE	06/02/2020	$380
	COMMONBOND STUDENT LOAN T	Asset Backed	3.16%	DUE	10/20/2020	$45
	EDUCATION LOAN ASSET BACKE	Asset Backed	5.10%	DUE	08/01/2016	$48
	EDUCATION LOAN ASSET BACKE	Asset Backed	5.10%	DUE	03/29/2017	$145
	EDUCATION LOAN ASSET BACKE	Asset Backed	5.10%	DUE	03/28/2018	$145
	EDUCATION LOAN ASSET BACKED TR	Asset Backed	4.99%	DUE	02/01/2019	$89
	EDVESTINU PRIVATE EDUCATION LO	Asset Backed	1.80%	DUE	03/01/2021	$180
	FALCON AEROSPACE LTD	Asset Backed	3.60%	DUE	10/22/2019	$110
	321 HENDERSON RECEIVABLES I LL	Asset Backed	3.96%	DUE	12/15/2016	$140
	DI ISSUER LLC	Asset Backed	5.31%	DUE	12/09/2025	$900
	METRONET INFRASTRUCTURE ISSUER	Asset Backed	5.16%	DUE	12/04/2025	$1,003
	MOSAIC SOLAR LOANS LLC	Asset Backed	4.45%	DUE	01/26/2017	$11
	NAVIENT STUDENT LOAN TRUST	Asset Backed	4.44%	DUE	11/06/2018	$138
	NAVIENT STUDENT LOAN TRUST 201	Asset Backed	5.49%	DUE	09/08/2017	$367
	NAVIENT STUDENT LOAN TRUST	Asset Backed	6.24%	DUE	08/04/2020	$2,565
	NAVIENT STUDENT LOAN TRUST	Asset Backed	6.09%	DUE	10/14/2020	$3,346
	NAVIENT STUDENT LOAN TRUST	Asset Backed	5.04%	DUE	10/14/2021	$3,080
	NAVIENT REFINANCE LOAN TRUST	Asset Backed	5.65%	DUE	03/20/2025	$405
	NELNET STUDENT LOAN TRUST	Asset Backed	5.05%	DUE	07/17/2018	$488
	NELNET STUDENT LOAN TRUST	Asset Backed	2.53%	DUE	09/17/2019	$300
	NELNET STUDENT LOAN TRUST	Asset Backed	5.27%	DUE	09/12/2025	$1,443
	NELNET STUDENT LOAN TRUST	Asset Backed	5.15%	DUE	09/12/2025	$1,596
	NORTHSTAR EDUCATION FINANCE	Asset Backed	5.13%	DUE	08/01/2018	$624
	OAK STREET INVESTMENT GRADE	Asset Backed	2.21%	DUE	11/06/2020	$1,631
	OAK STREET INVESTMENT GRADE	Asset Backed	1.48%	DUE	02/14/2024	$2,454
	OAK STREET INVESTMENT GRADE	Asset Backed	3.26%	DUE	01/20/2021	$887
	ONEMAIN FINANCIAL ISSUANCE TR	Asset Backed	1.75%	DUE	08/13/2020	$1,138
	ONEMAIN DIRECT AUTO RECEIVABLE	Asset Backed	5.07%	DUE	06/10/2022	$2,207
	RENEW FINANCIAL	Asset Backed	2.06%	DUE	03/25/2021	$476
	STONEPEAK SALTT	Asset Backed	2.30%	DUE	10/18/2021	$210
	STONEPEAK SALTT	Asset Backed	2.68%	DUE	10/18/2021	$421
	SLC STUDENT LOAN TRUST	Asset Backed	4.72%	DUE	01/26/2017	$44
	SLM STUDENT LOAN TRUST	Asset Backed	4.75%	DUE	03/06/2018	$169
	SLAM 2021 1 LLC	Asset Backed	2.43%	DUE	05/26/2021	$926
	SMB PRIVATE EDUCATION LOAN TR	Asset Backed	5.71%	DUE	08/07/2024	$1,001
	SLM STUDENT LOAN TRUST	Asset Backed	4.79%	DUE	01/08/2019	$257
	SOCIAL PROFESSIONAL LOAN PROGR	Asset Backed	3.36%	DUE	05/14/2020	$1,564
	HELIOS ISSUER LLC	Asset Backed	4.87%	DUE	10/26/2018	$137
	SUNNOVA HESTIA II ISSUER LLC	Asset Backed	5.63%	DUE	05/22/2024	$987
	TRIBUTE RAIL LLC	Asset Backed	4.76%	DUE	05/19/2022	$1,616
	U S BANK NATIONAL ASSOCIATION	Asset Backed	5.58%	DUE	03/06/2025	$518
	WAVE USA	Asset Backed	3.60%	DUE	09/30/2019	$464
	WILLIS ENGINE SECURITIZATION T	Asset Backed	3.10%	DUE	05/07/2021	$843
	ARROYO MORTGAGE TRUST	CMO	3.62%	DUE	02/09/2022	$1,908
	AVENTURA MALL TRUST	CMO	4.11%	DUE	06/19/2018	$763

30

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
AVENTURA MALL TRUST	CMO	4.11%	DUE	08/14/2018	$979
BANC OF AMERICA MERRILL LYNCH	CMO	4.09%	DUE	08/23/2018	$431
BANK 2018 BN14 C	CMO	4.62%	DUE	09/18/2018	$289
BANK 2018 BN14 C	CMO	4.62%	DUE	01/08/2020	$28
BANK	CMO	4.27%	DUE	02/01/2019	$210
BANK	CMO	2.87%	DUE	09/24/2021	$1,875
BANK 2017 BNK7 B	CMO	3.95%	DUE	12/15/2020	$1,244
BENCHMARK MORTGAGE TRUST	CMO	3.10%	DUE	05/22/2020	$1,517
BENCHMARK MORTGAGE TRUST	CMO	2.27%	DUE	01/29/2021	$1,085
BENCHMARK MORTGAGE TRUST	CMO	2.99%	DUE	04/15/2021	$554
BHMS MORTGAGE TRUST	CMO	5.60%	DUE	08/01/2025	$2,208
BRAVO RESIDENTIAL FUNDING TRU	CMO	3.18%	DUE	08/12/2020	$2,014
CD COMMERCIAL MORTGAGE TRUST	CMO	3.37%	DUE	08/09/2019	$445
CD COMMERCIAL MORTGAGE TRUST	CMO	3.72%	DUE	08/09/2019	$313
CD COMMERCIAL MORTGAGE TRUST	CMO	3.72%	DUE	08/15/2019	$212
CD COMMERCIAL MORTGAGE TRUST	CMO	3.72%	DUE	01/08/2020	$936
CFCRE COMMERCIAL MORTGAGE TRUS	CMO	3.22%	DUE	11/01/2016	$397
COMMERCIAL MORTGAGE TRUST	CMO	4.51%	DUE	12/06/2018	$370
COMMERCIAL MORTGAGE TRUST	CMO	3.70%	DUE	09/07/2018	$467
CITIGROUP COMMERCIAL MORTGAGE	CMO	4.14%	DUE	01/30/2019	$528
CITIGROUP COMMERCIAL MORTGAGE	CMO	4.14%	DUE	01/08/2020	$3,183
CITIGROUP COMMERCIAL MORTGAGE	CMO	3.50%	DUE	08/05/2019	$286
COLT FUNDING LLC	CMO	5.73%	DUE	07/24/2025	$1,740
DEEPHAVEN RESIDENTIAL MORTGA	CMO	2.09%	DUE	02/03/2021	$1,489
ELLINGTON FINANCIAL MORTGAGE T	CMO	5.75%	DUE	07/25/2025	$1,771
ELM TRUST 2024	CMO	5.99%	DUE	05/21/2024	$5,027
FLAGSTAR MORTGAGE TRUST	CMO	2.50%	DUE	07/22/2021	$1,699
GCAT	CMO	3.48%	DUE	02/09/2022	$2,736
GS MORTGAGE SECURITIES TRUST	CMO	3.97%	DUE	02/14/2019	$626
GS MORTGAGE SECURITIES TRUST	CMO	4.30%	DUE	09/13/2018	$943
GS MORTGAGE BACKED SECURITIES	CMO	2.50%	DUE	06/28/2021	$646
HARVEST COMMERCIAL CAPITAL LOA	CMO	6.73%	DUE	02/14/2025	$928
JP MORGAN CHASE COMMERCIAL	CMO	2.52%	DUE	09/27/2021	$1,303
JP MORGAN MORTGAGE TRUST	CMO	5.65%	DUE	07/23/2025	$1,386
LIFE FINANCIAL SERVICES TRUST	CMO	5.61%	DUE	03/18/2021	$893
MFT TRUST	CMO	3.36%	DUE	02/14/2020	$378
MORGAN STANLEY CAPITAL I TRUST	CMO	2.95%	DUE	04/29/2021	$1,177
MORGAN STANLEY CAPITAL I TRUST	CMO	4.59%	DUE	01/06/2020	$3,364
MORGAN STANLEY CAPITAL I TRUST	CMO	4.27%	DUE	03/01/2019	$626
MORGAN STANLEY RESIDENTIAL MTG	CMO	5.74%	DUE	07/17/2025	$1,809
NEW RESIDENTIAL MORTGAGE LOAN	CMO	3.21%	DUE	01/10/2020	$1,223
SOFI MORTGAGE TRUST	CMO	3.00%	DUE	12/16/2016	$47
STARWOOD MORTGAGE RESIDENTIAL	CMO	2.59%	DUE	08/05/2020	$2,742
VELOCITY COMMERCIAL CAPITAL LO	CMO	5.87%	DUE	06/09/2025	$2,138
VELOCITY COMMERCIAL CAPITAL LO	CMO	5.67%	DUE	04/04/2025	$1,182
WELLS FARGO COMMERCIAL MTG	CMO	4.40%	DUE	06/28/2018	$257
WELLS FARGO COMMERCIAL MTG	CMO	4.56%	DUE	06/28/2018	$59
EVERSOURCE ENERGY	Commercial Paper	0.00%	DUE	12/31/2025	$3,500
MOSAIC CO	Commercial Paper	0.00%	DUE	12/30/2025	$1,999
OGE ENERGY CORPORATION	Commercial Paper	0.00%	DUE	12/04/2025	$4,998
ONEOK INC	Commercial Paper	0.00%	DUE	12/23/2025	$2,998
PENSKE TRUCK LEASING CO	Commercial Paper	0.00%	DUE	12/12/2025	$993
S&P GLOBAL INC	Commercial Paper	0.00%	DUE	12/19/2025	$1,998
AES CORP THE	Corporate	7.60%	DUE	05/16/2024	$929
AES CORP THE	Corporate	7.60%	DUE	08/20/2024	$611
AT&T INC	Corporate	3.50%	DUE	09/03/2021	$850

31

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
AT&T INC	Corporate	3.55%	DUE	09/03/2021	$1,125
AERCAP IRELAND CAP GLOBAL	Corporate	6.50%	DUE	03/25/2025	$851
ALLIANZ SE	Corporate	5.60%	DUE	08/27/2024	$409
ALLIANZ SE	Corporate	6.55%	DUE	08/19/2025	$1,658
ALLIANT ENERGY FINANCE	Corporate	1.40%	DUE	11/17/2020	$1,658
ALLSTATE CORP	Corporate	7.25%	DUE	08/23/2016	$300
ALLSTATE CORP	Corporate	7.25%	DUE	08/02/2017	$475
ALLSTATE CORP	Corporate	7.25%	DUE	08/03/2018	$400
ALLSTATE CORP	Corporate	7.25%	DUE	11/19/2018	$171
ALLSTATE CORP	Corporate	7.25%	DUE	11/19/2018	$55
ALLSTATE CORP	Corporate	7.25%	DUE	11/30/2018	$149
AMAZON COM INC	Corporate	4.05%	DUE	06/06/2018	$259
AMAZON COM INC	Corporate	4.05%	DUE	01/06/2020	$144
AMERICAN NATIONAL GROUP	Corporate	7.00%	DUE	08/19/2025	$1,545
AMERICAN EXPRESS CO	Corporate	3.55%	DUE	05/27/2025	$912
AMERICAN NATIONAL GF	Corporate	5.25%	DUE	07/15/2025	$588
AMERICAN NATIONAL GF	Corporate	5.25%	DUE	07/28/2025	$964
AMERICAN TOWER TRUST	Corporate	3.65%	DUE	03/27/2018	$228
AMPHENOL CORP	Corporate	4.40%	DUE	10/27/2025	$1,620
ANTARES HOLDINGS	Corporate	3.95%	DUE	01/21/2021	$767
ANTARES HOLDINGS	Corporate	3.95%	DUE	12/10/2021	$373
ANTARES HOLDINGS	Corporate	2.75%	DUE	07/21/2021	$806
ANTARES HOLDINGS	Corporate	6.50%	DUE	02/01/2024	$1,400
ANTARES HOLDINGS	Corporate	6.50%	DUE	07/30/2025	$715
ELEVANCE HEALTH INC	Corporate	5.00%	DUE	09/08/2025	$872
APOLLO GLOBAL MANAGEMENT	Corporate	5.80%	DUE	05/16/2024	$1,105
ARES CAPITAL CORP	Corporate	5.88%	DUE	01/16/2024	$960
ARES CAPITAL CORP	Corporate	5.88%	DUE	06/18/2025	$873
ARES FINANCE CO	Corporate	4.12%	DUE	06/24/2021	$1,031
ARES FINANCE CO	Corporate	4.12%	DUE	03/25/2025	$493
ARES STRATEGIS INCOME FU	Corporate	6.35%	DUE	05/23/2025	$490
ARES STRATEGIS INCOME FU	Corporate	6.35%	DUE	05/23/2025	$1,384
ARES STRATEGIS INCOME FU	Corporate	5.45%	DUE	06/02/2025	$1,037
ARES STRATEGIS INCOME FU	Corporate	5.45%	DUE	10/22/2025	$227
ASCOT GROUP LTD	Corporate	4.25%	DUE	12/09/2020	$2,069
ASCOT GROUP LTD	Corporate	4.25%	DUE	07/08/2021	$698
ASCOT GROUP LTD	Corporate	4.25%	DUE	07/09/2021	$184
ASCOT GROUP LTD	Corporate	6.35%	DUE	05/09/2025	$55
ASPEN INSURANCE HLDG LTD	Corporate	5.75%	DUE	06/10/2025	$516
ATHENE GLOBAL FUNDING	Corporate	2.67%	DUE	06/02/2021	$1,463
ATHENE HOLDING LTD	Corporate	6.62%	DUE	10/07/2024	$1,582
AVOLON HOLDINGS FNDG LTD	Corporate	5.75%	DUE	08/27/2025	$629
AXIS SPECIALTY FINANCE	Corporate	4.90%	DUE	12/03/2019	$424
AXIS SPECIALTY FINANCE	Corporate	4.90%	DUE	01/06/2020	$231
BGC GROUP INC	Corporate	6.60%	DUE	09/27/2024	$1,560
BGC GROUP INC	Corporate	6.60%	DUE	12/06/2024	$391
BGC GROUP INC	Corporate	6.15%	DUE	10/03/2025	$972
BNP PARIBAS	Corporate	4.62%	DUE	04/11/2024	$147
BNP PARIBAS	Corporate	4.62%	DUE	05/17/2024	$845
BNP PARIBAS	Corporate	4.62%	DUE	06/23/2025	$1,165
BP CAPITAL MARKETS PLC	Corporate	6.45%	DUE	02/26/2024	$656
BNP PARIBAS	Corporate	7.45%	DUE	06/23/2025	$960
BANK OF AMERICA CORP	Corporate	3.85%	DUE	03/03/2022	$1,392
BANK OF AMERICA CORP	Corporate	6.25%	DUE	07/21/2025	$1,561
BANK OF AMERICA CORP	Corporate	6.25%	DUE	08/13/2025	$963
BANK OF NOVA SCOTIA	Corporate	7.35%	DUE	01/23/2025	$1,415

32

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
BARCLAYS PLC	Corporate	4.38%	DUE	06/18/2025	$942
BARCLAYS PLC	Corporate	4.38%	DUE	12/15/2025	$435
BARCLAYS PLC	Corporate	8.00%	DUE	08/01/2022	$1,134
BLACKSTONE PRIVATE CRE	Corporate	4.95%	DUE	05/16/2025	$1,011
BLACKSTONE SECURED LEND	Corporate	5.12%	DUE	10/06/2025	$1,577
BLACKSTONE SECURED LEND	Corporate	5.12%	DUE	10/14/2025	$346
BLUE OWL CREDIT INCOME	Corporate	5.80%	DUE	04/30/2025	$1,569
BLUE OWL FINANCE LLC	Corporate	3.12%	DUE	10/24/2024	$1,234
BLUE OWL FINANCE LLC	Corporate	3.12%	DUE	10/24/2024	$281
BOEING CO THE	Corporate	5.93%	DUE	07/13/2021	$388
BOWHEAD SPECIALTY HOLD	Corporate	7.75%	DUE	11/20/2025	$1,617
BRIGHTHOUSE FIN GLOBAL FUND	Corporate	5.65%	DUE	10/09/2025	$1,253
BRIGHTHOUSE FIN GLOBAL FUND	Corporate	5.65%	DUE	12/09/2025	$402
BRIGHTHOUSE FINANCIAL INC	Corporate	4.70%	DUE	04/05/2023	$643
BRITISH AIR 21 1 B PPT	Corporate	3.90%	DUE	07/20/2021	$618
BROADSTONE NET LEASE LLC	Corporate	2.60%	DUE	09/10/2021	$1,036
BROADSTONE NET LEASE LLC	Corporate	2.60%	DUE	09/19/2023	$60
BROADSTONE NET LEASE LLC	Corporate	2.60%	DUE	10/10/2023	$68
BROADSTONE NET LEASE LLC	Corporate	2.60%	DUE	10/20/2023	$97
BROADSTONE NET LEASE LLC	Corporate	2.60%	DUE	10/16/2023	$42
BROADSTONE NET LEASE LLC	Corporate	2.60%	DUE	07/18/2024	$191
BROOKFIELD FINANCE INC	Corporate	5.97%	DUE	02/26/2024	$836
CCL INDUSTRIES INC	Corporate	3.05%	DUE	12/14/2022	$433
CNO FINANCIAL GROUP INC	Corporate	6.45%	DUE	05/08/2024	$793
CNO FINANCIAL GROUP INC	Corporate	6.45%	DUE	07/30/2024	$742
CVS HEALTH CORP	Corporate	4.88%	DUE	08/02/2016	$103
CVS HEALTH CORP	Corporate	4.88%	DUE	08/03/2018	$59
CVS HEALTH CORP	Corporate	4.88%	DUE	08/02/2018	$39
CVS HEALTH CORP	Corporate	4.88%	DUE	01/06/2020	$113
CVS HEALTH CORP	Corporate	5.88%	DUE	11/06/2023	$1,241
CVS HEALTH CORP	Corporate	7.00%	DUE	12/03/2024	$572
CVS HEALTH CORP	Corporate	7.00%	DUE	12/17/2024	$315
CVS HEALTH CORP	Corporate	7.00%	DUE	04/08/2025	$656
CELANESE US HOLDINGS LLC	Corporate	6.85%	DUE	11/19/2024	$1,517
CELANESE US HOLDINGS LLC	Corporate	6.85%	DUE	01/29/2025	$549
CENTENE CORP	Corporate	3.00%	DUE	10/23/2024	$1,545
CENTENE CORP	Corporate	2.45%	DUE	07/09/2025	$632
CENTENE CORP	Corporate	2.45%	DUE	08/01/2025	$375
CENTENE CORP	Corporate	2.45%	DUE	12/08/2025	$562
CENOVUS ENERGY INC	Corporate	4.65%	DUE	11/18/2025	$982
CENTERPOINT ENERGY INC	Corporate	7.00%	DUE	03/28/2025	$1,278
CHARTER COMM OPERATING LLC CAP	Corporate	6.48%	DUE	02/03/2017	$94
CHARTER COMM OPERATING LLC CAP	Corporate	6.48%	DUE	08/02/2018	$94
CHARTER COMM OPERATING LLC CAP	Corporate	6.48%	DUE	01/06/2020	$363
CHARTER COMM OPERATING LLC CAP	Corporate	5.85%	DUE	08/18/2025	$676
CITIGROUP INC	Corporate	6.75%	DUE	11/25/2024	$1,515
CITIGROUP INC	Corporate	6.88%	DUE	11/04/2025	$690
CNO GLOBAL FUNDING	Corporate	4.70%	DUE	12/08/2025	$1,077
COLUMBIA PIPELINE HOLDCO	Corporate	5.00%	DUE	11/12/2025	$1,581
COMETA ENERGIA SA	Corporate	6.38%	DUE	09/24/2025	$751
CONTINENTAL RESOURCES	Corporate	5.75%	DUE	01/10/2025	$64
CONTINENTAL RESOURCES	Corporate	5.75%	DUE	01/17/2025	$62
CONTINENTAL RESOURCES	Corporate	5.75%	DUE	01/22/2025	$1,056
COREBRIDGE FINANCIAL INC	Corporate	6.88%	DUE	05/24/2023	$1,192
COREBRIDGE FINANCIAL INC	Corporate	6.88%	DUE	05/24/2023	$813
COREBRIDGE FINANCIAL INC	Corporate	6.88%	DUE	05/24/2023	$451

33

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
COREBRIDGE FINANCIAL INC	Corporate	6.88%	DUE	05/24/2023	$180
COREBRIDGE FINANCIAL INC	Corporate	6.88%	DUE	08/12/2024	$409
COREBRIDGE FINANCIAL INC	Corporate	6.88%	DUE	12/15/2025	$716
COX COMMUNICATIONS INC	Corporate	1.80%	DUE	12/10/2025	$1,576
UBS GROUP AG	Corporate	7.00%	DUE	02/05/2025	$637
CUSTOMERS BANCORP INC	Corporate	2.88%	DUE	08/03/2021	$4,046
DAYTON POWER & LIGHT CO	Corporate	4.55%	DUE	12/09/2025	$771
DOMINION RESOURCES INC	Corporate	5.25%	DUE	08/11/2017	$205
DOMINION RESOURCES INC	Corporate	5.25%	DUE	08/02/2018	$128
DOMINION RESOURCES INC	Corporate	5.25%	DUE	01/06/2020	$185
DOMINION ENERGY INC	Corporate	4.35%	DUE	03/04/2025	$843
DOMINION ENERGY INC	Corporate	4.35%	DUE	08/22/2025	$291
DOMINION ENERGY INC	Corporate	4.35%	DUE	09/02/2025	$158
DOMINION ENERGY INC	Corporate	6.00%	DUE	08/04/2025	$696
DOW CHEMICAL COMPANY	Corporate	4.38%	DUE	08/02/2016	$60
DOW CHEMICAL COMPANY	Corporate	4.38%	DUE	08/03/2018	$79
DOW CHEMICAL COMPANY	Corporate	4.38%	DUE	01/06/2020	$75
DOW CHEMICAL COMPANY	Corporate	5.60%	DUE	02/07/2024	$577
EPR PROPERTIES	Corporate	3.75%	DUE	07/31/2024	$29
EPR PROPERTIES	Corporate	3.75%	DUE	08/02/2024	$572
EPR PROPERTIES	Corporate	3.75%	DUE	08/12/2024	$29
EPR PROPERTIES	Corporate	3.60%	DUE	04/09/2024	$759
ELEMENT FLEET MANAGEMENT	Corporate	4.64%	DUE	11/19/2025	$1,077
ENCANA CORP	Corporate	6.50%	DUE	02/28/2022	$694
ENCANA CORP	Corporate	6.50%	DUE	08/02/2017	$184
ENCANA CORP	Corporate	6.50%	DUE	08/02/2018	$131
ENCANA CORP	Corporate	6.50%	DUE	01/06/2020	$173
ENCANA CORP	Corporate	5.15%	DUE	07/30/2025	$872
ENBRIDGE INC	Corporate	7.38%	DUE	01/22/2025	$804
ENBRIDGE INC	Corporate	8.25%	DUE	12/15/2023	$343
ENBRIDGE INC	Corporate	8.25%	DUE	12/14/2023	$566
ENERGY TRANSFER LP	Corporate	5.95%	DUE	01/10/2024	$591
ENERGY TRANSFER LP	Corporate	6.50%	DUE	08/11/2025	$1,591
ENERGY TRANSFER LP	Corporate	6.50%	DUE	12/17/2025	$1,546
ENSTAR GROUP LTD	Corporate	3.10%	DUE	09/23/2025	$764
ENSTAR FINANCE LLC	Corporate	5.50%	DUE	07/12/2023	$351
ENSTAR FINANCE LLC	Corporate	5.50%	DUE	07/28/2023	$133
ENSTAR FINANCE LLC	Corporate	5.50%	DUE	07/26/2023	$109
ENSTAR FINANCE LLC	Corporate	5.50%	DUE	08/02/2024	$292
ENSTAR FINANCE LLC	Corporate	5.50%	DUE	08/30/2024	$420
ENSTAR FINANCE LLC	Corporate	5.50%	DUE	02/10/2025	$1,086
ENTERGY TEXAS INC	Corporate	1.50%	DUE	08/11/2021	$1,622
ENTERGY ARKANSAS LLC	Corporate	2.65%	DUE	09/08/2020	$627
ENTERGY MISSISSIPPI INC	Corporate	5.85%	DUE	05/13/2024	$727
ENTERPRISE PRODUCTS OPER	Corporate	5.25%	DUE	03/06/2024	$448
ENTERPRISE PRODUCTS OPER	Corporate	5.38%	DUE	02/01/2018	$209
ENTERPRISE PRODUCTS OPER	Corporate	5.38%	DUE	08/03/2018	$174
ENTERPRISE PRODUCTS OPER	Corporate	5.38%	DUE	01/06/2020	$323
ENTERPRISE PRODUCTS OPER	Corporate	5.38%	DUE	05/08/2025	$261
ENTERPRISE PRODUCTS OPER	Corporate	5.38%	DUE	05/13/2025	$35
ENTERPRISE PRODUCTS OPER	Corporate	5.38%	DUE	05/14/2025	$53
ENTERPRISE PRODUCTS OPER	Corporate	5.38%	DUE	05/15/2025	$313
ESSENTIAL PROPERTIES LP	Corporate	5.40%	DUE	08/18/2025	$512
ESSENTIAL PROPERTIES LP	Corporate	5.40%	DUE	08/22/2025	$752
FMC CORP	Corporate	3.45%	DUE	08/01/2025	$1,463
FMC CORP	Corporate	8.45%	DUE	09/29/2025	$694

34

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
FMC CORP	Corporate	8.45%	DUE	10/09/2025	$476
FMC CORP	Corporate	8.45%	DUE	10/30/2025	$456
TIERRA MOJADA LUX TI SRL	Corporate	5.75%	DUE	08/06/2025	$809
META PLATFORMS INC	Corporate	5.62%	DUE	10/30/2025	$1,833
FAIRFAX FINL HLDGS LTD	Corporate	6.10%	DUE	04/22/2025	$1,041
FIRST CITIZENS BANCSHARE	Corporate	5.60%	DUE	10/06/2025	$949
FIRST CITIZENS BANCSHARE	Corporate	5.60%	DUE	10/20/2025	$624
FIRST NATIONAL OF NEBRASKA	Corporate	7.25%	DUE	06/05/2025	$832
FLEETBOSTON FINANCIAL CORP	Corporate	6.70%	DUE	02/09/2022	$556
FLORIDA POWER AND LIGHT	Corporate	4.12%	DUE	08/02/2016	$144
FLORIDA POWER AND LIGHT	Corporate	4.12%	DUE	01/06/2020	$78
FLORIDA POWER CORP	Corporate	6.40%	DUE	08/02/2016	$151
FLORIDA POWER CORP	Corporate	6.40%	DUE	08/02/2018	$112
FLORIDA POWER CORP	Corporate	6.40%	DUE	01/06/2020	$145
FLOWERS FOODS INC	Corporate	5.75%	DUE	11/10/2025	$627
FORD MOTOR COMPANY	Corporate	3.25%	DUE	11/08/2021	$1,455
FORD MOTOR CREDIT CO LLC	Corporate	5.88%	DUE	01/02/2025	$1,519
FORTITUDE GROUP HOLDINGS	Corporate	6.25%	DUE	03/26/2025	$1,496
FORTITUDE GLOBAL FUNDING	Corporate	4.62%	DUE	09/29/2025	$698
FORTITUDE GLOBAL FUNDING	Corporate	4.62%	DUE	12/15/2025	$187
FORTITUDE GLOBAL FUNDING	Corporate	4.62%	DUE	12/19/2025	$426
FORTITUDE GLOBAL FUNDING	Corporate	4.62%	DUE	12/19/2025	$12
FOUNDRY JV HOLDCO LLC	Corporate	6.10%	DUE	02/04/2025	$976
FOUNDRY JV HOLDCO LLC	Corporate	6.10%	DUE	04/04/2025	$839
FOUNDRY JV HOLDCO LLC	Corporate	6.10%	DUE	07/28/2025	$472
GATX CORP	Corporate	5.50%	DUE	10/22/2025	$909
GENERAL MOTORS CO	Corporate	5.15%	DUE	08/02/2017	$135
GENERAL MOTORS CO	Corporate	5.15%	DUE	08/02/2018	$96
GENERAL MOTORS CO	Corporate	5.15%	DUE	01/06/2020	$125
GENPACT UK USA INC	Corporate	4.95%	DUE	11/13/2025	$927
GLOBAL NET LEASE/GLOBAL	Corporate	3.75%	DUE	06/22/2021	$303
GLOBAL NET LEASE/GLOBAL	Corporate	3.75%	DUE	06/23/2021	$1,353
GLOBAL ATLANTIC FIN CO	Corporate	4.40%	DUE	02/01/2023	$887
GLOBAL ATLANTIC FIN CO	Corporate	6.75%	DUE	03/12/2024	$390
GLOBAL ATLANTIC FIN CO	Corporate	6.75%	DUE	10/14/2025	$871
GLOBAL ATLANTIC FIN CO	Corporate	7.95%	DUE	06/04/2024	$824
GLOBAL ATLANTIC FIN CO	Corporate	7.25%	DUE	11/18/2025	$1,509
GOLDMAN SACHS GROUP INC	Corporate	6.85%	DUE	01/16/2025	$877
GOLUB CAPITAL BDC	Corporate	6.00%	DUE	01/29/2024	$1,278
GOLUB CAPITAL BDC	Corporate	6.00%	DUE	05/07/2024	$1,382
GOLUB CAPITAL BDC	Corporate	6.00%	DUE	08/07/2025	$588
GREENSAIF PIPELINES BIDC	Corporate	6.10%	DUE	08/07/2025	$861
HCA INC	Corporate	5.90%	DUE	05/01/2023	$1,164
HSBC HOLDINGS PLC	Corporate	7.35%	DUE	09/13/2022	$1,214
HSBC HOLDINGS PLC	Corporate	6.50%	DUE	09/13/2022	$423
HSBC HOLDINGS PLC	Corporate	6.88%	DUE	09/04/2024	$759
HSBC HOLDINGS PLC	Corporate	6.88%	DUE	05/14/2025	$620
HSBC HOLDINGS PLC	Corporate	6.88%	DUE	07/16/2025	$903
HPS CORPORATE LENDING FU	Corporate	6.25%	DUE	02/14/2025	$917
HPS CORPORATE LENDING FU	Corporate	6.75%	DUE	02/14/2025	$616
HEARTLAND FINANCIAL USA	Corporate	2.75%	DUE	08/31/2021	$779
HELMERICH & PAYNE INC	Corporate	5.50%	DUE	07/10/2025	$883
HELMERICH & PAYNE INC	Corporate	5.50%	DUE	07/10/2025	$863
HELMERICH & PAYNE INC	Corporate	5.50%	DUE	07/10/2025	$617
HERCULES CAPITAL INC	Corporate	3.38%	DUE	01/14/2022	$690
HERCULES CAPITAL INC	Corporate	6.00%	DUE	06/11/2025	$1,537

35

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
HP ENTERPRISE CO	Corporate	4.40%	DUE	09/08/2025	$1,047
SERVICE PROPERTIES TRUST	Corporate	4.95%	DUE	01/24/2020	$511
HOWMET AEROSPACE INC	Corporate	4.55%	DUE	11/03/2025	$1,589
HUMANA INC	Corporate	5.75%	DUE	03/11/2024	$721
HUMANA INC	Corporate	5.75%	DUE	02/27/2025	$732
HUNTINGTON BANCSHARES	Corporate	6.14%	DUE	11/12/2024	$1,565
HUNTSMAN INTERNATIONAL LLC	Corporate	4.50%	DUE	11/21/2024	$1,483
HYUNDAI CAPITAL AMERICA	Corporate	4.90%	DUE	06/17/2025	$1,559
ING GROUP NV	Corporate	3.88%	DUE	05/30/2025	$1,232
ING GROUP NV	Corporate	3.88%	DUE	06/04/2025	$296
ING GROUP NV	Corporate	3.88%	DUE	10/09/2025	$1,213
JH NORTH AMERICA HOLDING	Corporate	5.88%	DUE	07/16/2025	$588
JH NORTH AMERICA HOLDING	Corporate	5.88%	DUE	07/15/2025	$256
JH NORTH AMERICA HOLDING	Corporate	5.88%	DUE	07/15/2025	$118
JH NORTH AMERICA HOLDING	Corporate	5.88%	DUE	07/15/2025	$594
JH NORTH AMERICA HOLDING	Corporate	6.12%	DUE	06/03/2025	$734
JACKSON NATL LIFE GLOBAL	Corporate	4.55%	DUE	12/04/2025	$1,248
JPMORGAN CHSE & CO	Corporate	6.50%	DUE	01/28/2025	$887
KKR GROUP FIN CO X LLC	Corporate	3.25%	DUE	12/01/2021	$445
KKR GROUP FIN CO X LLC	Corporate	3.25%	DUE	11/02/2023	$137
KEMPER CORP	Corporate	3.80%	DUE	02/15/2022	$948
KYNDRYL HOLDINGS INC	Corporate	3.15%	DUE	08/14/2025	$1,440
LIBERTY MUTUAL GROUP INC	Corporate	4.12%	DUE	03/23/2022	$857
LIBERTY MUTUAL GROUP INC	Corporate	4.12%	DUE	01/10/2025	$641
LIBERTY MUTUAL GROUP INC	Corporate	4.12%	DUE	06/23/2025	$1,626
LINCOLN NATIONAL CORP	Corporate	9.25%	DUE	11/15/2022	$687
LLOYDS BANKING GROUP PLC	Corporate	8.00%	DUE	02/23/2024	$675
LLOYDS BANKING GROUP PLC	Corporate	8.00%	DUE	02/28/2024	$405
LLOYDS BANKING GROUP PLC	Corporate	6.75%	DUE	08/05/2025	$605
LLOYDS BANKING GROUP PLC	Corporate	6.75%	DUE	08/04/2025	$555
MACQUARIE BANK LTD	Corporate	6.12%	DUE	07/28/2025	$686
MACQUARIE BANK LTD	Corporate	3.05%	DUE	11/15/2022	$280
MACQUARIE BANK LTD	Corporate	3.05%	DUE	11/15/2022	$471
MACQUARIE BANK LTD	Corporate	3.05%	DUE	12/01/2022	$935
MACQUARIE BANK LTD	Corporate	3.05%	DUE	03/16/2023	$176
WARNERMEDIA HOLDINGS INC	Corporate	4.28%	DUE	06/23/2025	$702
WARNERMEDIA HOLDINGS INC	Corporate	4.28%	DUE	06/23/2025	$318
METLIFE CAPITAL TRUST	Corporate	7.88%	DUE	01/11/2021	$499
METLIFE INC	Corporate	9.25%	DUE	09/29/2025	$645
MIDAMERICAN ENERGY HOLDINGS	Corporate	6.12%	DUE	08/02/2016	$152
MIDAMERICAN ENERGY HOLDINGS	Corporate	6.12%	DUE	09/29/2017	$218
MIDAMERICAN ENERGY HOLDINGS	Corporate	6.12%	DUE	08/02/2018	$190
MIDAMERICAN ENERGY HOLDINGS	Corporate	6.12%	DUE	01/06/2020	$310
MORGAN STANLEY	Corporate	2.48%	DUE	09/13/2021	$708
MORGAN STANLEY	Corporate	5.30%	DUE	06/15/2022	$662
MORGAN STANLEY	Corporate	5.95%	DUE	05/27/2025	$659
MYLAN NV	Corporate	5.25%	DUE	02/07/2020	$581
NBN CO LTD	Corporate	6.00%	DUE	09/27/2023	$1,577
NATWEST GROUP PLC	Corporate	7.30%	DUE	02/06/2025	$418
NATWEST GROUP PLC	Corporate	7.30%	DUE	02/27/2025	$1,455
NEWS CORP	Corporate	3.88%	DUE	02/03/2025	$1,503
NEWS CORP	Corporate	3.88%	DUE	03/04/2025	$291
NEWS CORP	Corporate	3.88%	DUE	05/01/2025	$339
NEXTERA ENERGY CAPITAL	Corporate	4.80%	DUE	09/25/2025	$290
NEXTERA ENERGY CAPITAL	Corporate	3.80%	DUE	12/09/2021	$1,568
NISOURCE INC	Corporate	5.85%	DUE	03/20/2025	$963

36

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
NISOURCE FINANCE CORP	Corporate	5.80%	DUE	08/03/2017	$81
NISOURCE FINANCE CORP	Corporate	5.80%	DUE	08/02/2018	$252
NISOURCE FINANCE CORP	Corporate	3.95%	DUE	09/05/2017	$325
NISOURCE FINANCE CORP	Corporate	3.95%	DUE	08/02/2018	$176
NISOURCE FINANCE CORP	Corporate	3.95%	DUE	01/06/2020	$415
NISSAN MOTOR ACCEPTANCE	Corporate	5.30%	DUE	09/10/2024	$1,546
NORDEA BANK AB	Corporate	4.62%	DUE	05/21/2019	$700
NORDEA BANK AB	Corporate	4.62%	DUE	01/06/2020	$385
NORDEA BANK ABP	Corporate	6.30%	DUE	09/19/2024	$306
NORDEA BANK ABP	Corporate	6.75%	DUE	09/03/2025	$1,146
OCCIDENTAL PETROLEUM COR	Corporate	5.38%	DUE	10/30/2024	$767
OCCIDENTAL PETROLEUM COR	Corporate	6.05%	DUE	07/23/2024	$535
OCCIDENTAL PETROLEUM COR	Corporate	6.05%	DUE	08/05/2024	$57
OCCIDENTAL PETROLEUM COR	Corporate	6.05%	DUE	04/08/2025	$860
OCCIDENTAL PETROLEUM COR	Corporate	6.05%	DUE	11/13/2025	$740
ONCOR ELECTRIC DELIVERY	Corporate	4.50%	DUE	03/17/2025	$1,411
ONEOK INC	Corporate	5.05%	DUE	06/16/2025	$1,481
ORACLE CORP	Corporate	5.38%	DUE	09/25/2024	$682
ORACLE CORP	Corporate	5.20%	DUE	09/24/2025	$1,016
ORACLE CORP	Corporate	5.20%	DUE	11/13/2025	$529
ORACLE CORP	Corporate	5.95%	DUE	10/20/2025	$711
OVINTIV INC	Corporate	7.10%	DUE	05/16/2023	$436
OVINTIV INC	Corporate	7.10%	DUE	05/25/2023	$1,121
OVINTIV INC	Corporate	7.10%	DUE	03/01/2024	$235
OWL ROCK CORE INCOME COR	Corporate	4.70%	DUE	08/23/2022	$1,326
BLUE OWL TECHNOLOGY FIN	Corporate	6.75%	DUE	01/24/2025	$1,252
PG&E WILDFIRE RECOVERY	Corporate	5.10%	DUE	07/13/2022	$2,196
PACIFIC GAS & ELECTRIC	Corporate	5.55%	DUE	02/03/2025	$903
PACIFIC GAS & ELECTRIC	Corporate	5.70%	DUE	07/30/2025	$773
PATTERSON UTI ENERGY INC	Corporate	7.15%	DUE	11/13/2024	$589
PATTERSON UTI ENERGY INC	Corporate	7.15%	DUE	01/29/2025	$883
PETROLEOS MEXICANOS	Corporate	6.38%	DUE	08/03/2018	$80
PETROLEOS MEXICANOS	Corporate	6.38%	DUE	01/06/2020	$44
PHILLIPS 66 CO	Corporate	5.88%	DUE	09/16/2025	$1,267
PHILLIPS 66 CO	Corporate	5.88%	DUE	11/12/2025	$617
PHILLIPS 66 CO	Corporate	5.88%	DUE	12/09/2025	$296
PIEDMONT OPERATING PARTNERSHIP	Corporate	9.25%	DUE	07/18/2023	$823
PIEDMONT OPERATING PARTNERSHIP	Corporate	6.88%	DUE	11/26/2024	$1,276
PIEDMONT OPERATING PARTNERSHIP	Corporate	6.88%	DUE	08/13/2025	$984
PIEDMONT OPERATING PARTN	Corporate	5.62%	DUE	11/13/2025	$889
PLAINS ALL AMERICAN PIPE	Corporate	8.22%	DUE	03/28/2025	$1,988
PRIME PROPERTYFUND LLC	Corporate	2.46%	DUE	09/22/2020	$443
PRIME PROPERTYFUND LLC	Corporate	2.56%	DUE	09/22/2020	$1,510
PRIME PROPERTYFUND LLC	Corporate	2.71%	DUE	09/22/2020	$295
PROVIDENT FINANCIAL	Corporate	9.00%	DUE	05/09/2024	$1,341
REINSURANCE GROUP OF AMERICA	Corporate	6.65%	DUE	10/29/2025	$619
RENASANT CORP	Corporate	3.00%	DUE	11/17/2021	$1,422
RGA GLOBAL FUNDING	Corporate	5.05%	DUE	06/16/2025	$286
RGA GLOBAL FUNDING	Corporate	5.05%	DUE	06/16/2025	$372
RGA GLOBAL FUNDING	Corporate	5.05%	DUE	06/17/2025	$251
RGA GLOBAL FUNDING	Corporate	5.05%	DUE	06/23/2025	$674
ROYAL BANK OF CANADA	Corporate	6.75%	DUE	06/04/2025	$1,512
ROYAL CARIBBEAN CRUISES	Corporate	5.38%	DUE	09/22/2025	$606
SAMMONS FINANCIAL GLOBAL	Corporate	4.80%	DUE	12/09/2025	$1,575
SAMMONS FINANCIAL GROUP	Corporate	4.75%	DUE	04/05/2022	$712
SAMMONS FINANCIAL GROUP	Corporate	6.88%	DUE	03/25/2024	$873

37

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
SANDY SPRING BANCORP INC	Corporate	6.73%	DUE	10/29/2019	$1,346
SANTOS FINANCE LTD	Corporate	3.65%	DUE	11/10/2022	$1,553
SANTOS FINANCE LTD	Corporate	5.75%	DUE	11/05/2025	$926
SANTOS FINANCE LTD	Corporate	5.75%	DUE	12/09/2025	$399
SCHWAB CHARLES CORP	Corporate	4.00%	DUE	10/12/2023	$1,713
SEALED AIR CORP	Corporate	1.57%	DUE	01/17/2024	$448
SEALED AIR CORP	Corporate	1.57%	DUE	05/13/2025	$1,052
SEMPRA ENERGY	Corporate	4.12%	DUE	10/05/2023	$534
SEMPRA ENERGY	Corporate	4.12%	DUE	10/04/2023	$325
SEMPRA ENERGY	Corporate	4.12%	DUE	08/01/2024	$280
SEMPRA ENERGY	Corporate	4.12%	DUE	08/12/2024	$93
SEMPRA ENERGY	Corporate	4.12%	DUE	11/05/2025	$981
SMITHFIELD FOODS INC	Corporate	4.25%	DUE	07/16/2025	$1,511
SMITHFIELD FOODS INC	Corporate	2.62%	DUE	09/08/2021	$718
SMITHFIELD FOODS INC	Corporate	2.62%	DUE	04/04/2022	$488
SMURFIT WESTROCK FIN	Corporate	5.18%	DUE	11/17/2025	$2,300
SOUTHERN CO GAS CAPITAL	Corporate	4.05%	DUE	09/03/2025	$756
STELLANTIS FIN US INC	Corporate	6.38%	DUE	12/06/2024	$1,873
SYNOVUS BANK GA	Corporate	5.62%	DUE	02/08/2023	$1,224
SYNOVUS BANK GA	Corporate	5.96%	DUE	12/02/2025	$1,147
TIAA REAL ESTATE CDO LTD	Corporate	4.27%	DUE	04/21/2020	$372
TIME WARNER CABLE INC	Corporate	6.55%	DUE	11/05/2025	$740
TIME WARNER CABLE INC	Corporate	6.75%	DUE	08/03/2017	$177
TIME WARNER CABLE INC	Corporate	6.75%	DUE	08/02/2018	$127
TIME WARNER CABLE INC	Corporate	5.88%	DUE	08/02/2016	$93
TIME WARNER CABLE INC	Corporate	5.88%	DUE	08/02/2018	$93
TIME WARNER CABLE INC	Corporate	5.88%	DUE	07/28/2025	$1,020
TORONTO DOMINION BANK	Corporate	8.12%	DUE	10/06/2022	$1,423
TORONTO DOMINION BANK	Corporate	8.12%	DUE	01/17/2024	$543
TORONTO DOMINION BANK	Corporate	8.12%	DUE	01/18/2024	$88
TRITON CONTAINER	Corporate	3.15%	DUE	05/29/2025	$1,511
UBS GROUP AG	Corporate	6.60%	DUE	07/31/2025	$1,573
US BANCORP	Corporate	3.70%	DUE	12/05/2025	$952
UNITED AIRLINES	Corporate	5.88%	DUE	09/22/2022	$478
UNITED AIRLINES	Corporate	4.60%	DUE	05/09/2018	$36
UNITED MEXICAN STATES	Corporate	4.75%	DUE	08/16/2016	$390
UNITED MEXICAN STATES	Corporate	4.75%	DUE	08/03/2018	$247
UNITED MEXICAN STATES	Corporate	4.75%	DUE	01/06/2020	$354
UNITED MEXICAN STATES	Corporate	4.75%	DUE	07/30/2020	$140
UNITEDHEALTH GROUP INC	Corporate	5.75%	DUE	07/23/2024	$595
UNITEDHEALTH GROUP INC	Corporate	5.75%	DUE	08/02/2024	$269
VIACOM INC	Corporate	6.88%	DUE	03/27/2024	$164
VIACOM INC	Corporate	6.88%	DUE	03/27/2024	$849
VIACOM INC	Corporate	6.88%	DUE	10/21/2025	$445
VIPER ENERGY PARTNERS LL	Corporate	4.90%	DUE	07/09/2025	$476
TRADEMARK ROYALTY 2021	Corporate	0.00%	DUE	02/23/2021	$7,281
TFORCE HOLDINGS INC	Corporate	3.15%	DUE	01/05/2021	$3,714
TFORCE HOLDINGS INC	Corporate	3.25%	DUE	01/05/2021	$1,008
WATERS CORPORATION	Corporate	2.25%	DUE	03/02/2021	$3,258
FIRST GAS LIMITED	Corporate	2.32%	DUE	03/23/2021	$4,418
HAWAIIAN ELECTRIC COMPANY	Corporate	3.28%	DUE	01/14/2021	$3,150
BAIN CAPITAL HOLDINGS LP	Corporate	2.69%	DUE	02/09/2021	$4,222
ENVASES UNIVERSALES DE MEXICO	Corporate	3.15%	DUE	02/09/2021	$4,779
J P MORGAN ASSET MANAGEMENT S	Corporate	2.55%	DUE	01/07/2021	$4,453
SENIOR UNSECURED NOTES	Corporate	2.94%	DUE	12/18/2020	$4,135
CENTERPOINT PROPERTIES TRUST	Corporate	2.83%	DUE	10/29/2020	$4,560

38

THE CIGNA GROUP 401(k) PLAN

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
NATIONAL HOCKEY LEAGUE NHL	Corporate	2.82%	DUE	01/06/2021	$3,999
DYAL CAPITAL PARTNERS	Corporate	3.65%	DUE	02/22/2021	$2,433
DYAL CAPITAL PARTNERS IV	Corporate	3.65%	DUE	02/22/2021	$1,310
FARMERS MUTUAL INSURANCE COMPA	Corporate	9.00%	DUE	05/14/2024	$3,186
WELLS FARGO & COMPANY	Corporate	6.85%	DUE	07/16/2024	$1,038
CHURCH MUTUAL SURPLUS NOTE	Corporate	9.50%	DUE	08/22/2024	$1,305
WESTERN & SOUTHERN LIFE	Corporate	3.75%	DUE	04/21/2021	$635
ING GROEP NV	Corporate	4.88%	DUE	06/12/2025	$409
DANSKE BANK A S	Corporate	4.38%	DUE	04/22/2025	$360
DANSKE BANK A S	Corporate	4.38%	DUE	05/08/2025	$388
CHANEL LIMITED	Corporate	2.45%	DUE	10/02/2020	$4,080
UNITED MEXICAN STATES	Foreign	2.66%	DUE	11/24/2025	$934
UNITED MEXICAN STATES	Foreign	2.66%	DUE	12/11/2025	$957
US 5YR NOTE CBT MAR26	Futures	0.00%	DUE	11/24/2025	$104
US 5YR NOTE CBT MAR26	Futures	0.00%	DUE	12/05/2025	$(1)
US 5YR NOTE CBT MAR26	Futures	0.00%	DUE	12/09/2025	$(10)
US 2YR NOTE CBT MAR26	Futures	0.00%	DUE	11/28/2025	$(4)
US 2YR NOTE CBT MAR26	Futures	0.00%	DUE	11/24/2025	$(12)
US 2YR NOTE CBT MAR26	Futures	0.00%	DUE	12/05/2025	$17
US 2YR NOTE CBT MAR26	Futures	0.00%	DUE	12/17/2025	$4
US 10YR NOTE CBT MAR26	Futures	0.00%	DUE	11/24/2025	$(10)
US 10YR NOTE CBT MAR26	Futures	0.00%	DUE	11/28/2025	$(5)
US 10YR NOTE CBT MAR26	Futures	0.00%	DUE	12/22/2025	$1
US 10YR NOTE CBT MAR26	Futures	0.00%	DUE	12/31/2025	$(3)
US LONG BOND CBT MAR26	Futures	0.00%	DUE	11/28/2025	$(19)
US LONG BOND CBT MAR26	Futures	0.00%	DUE	11/24/2025	$(175)
US ULTRA BOND CBT MAR26	Futures	0.00%	DUE	11/24/2025	$(331)
US ULTRA BOND CBT MAR26	Futures	0.00%	DUE	12/05/2025	$(4)
US 10YR ULTRA FUT MAR26	Futures	0.00%	DUE	12/05/2025	$(3)
US 10YR ULTRA FUT MAR26	Futures	0.00%	DUE	12/31/2025	$(2)
FANNIE MAE	Mortgage Backed	5.00%	DUE	12/03/2025	$7,094
FANNIE MAE	Mortgage Backed	5.50%	DUE	12/03/2025	$3,896
FREDDIE MAC	Mortgage Backed	3.00%	DUE	03/30/2022	$1,761
FREDDIE MAC	Mortgage Backed	4.00%	DUE	09/08/2022	$3,072
FREDDIE MAC	Mortgage Backed	5.00%	DUE	02/18/2025	$4,770
FREDDIE MAC	Mortgage Backed	5.50%	DUE	12/21/2023	$3,719
FREDDIE MAC	Mortgage Backed	2.00%	DUE	12/10/2020	$799
FREDDIE MAC	Mortgage Backed	2.00%	DUE	12/10/2020	$1,630
FREDDIE MAC	Mortgage Backed	2.50%	DUE	11/23/2022	$4,237
FANNIE MAE	Mortgage Backed	4.00%	DUE	09/02/2025	$11,646
FANNIE MAE	Mortgage Backed	3.50%	DUE	06/01/2020	$1,863
FANNIE MAE	Mortgage Backed	2.50%	DUE	03/30/2023	$3,595
FANNIE MAE	Mortgage Backed	3.00%	DUE	02/13/2024	$4,286
FANNIE MAE	Mortgage Backed	3.00%	DUE	04/05/2022	$2,828
FANNIE MAE	Mortgage Backed	3.00%	DUE	04/05/2022	$3,405
FANNIE MAE	Mortgage Backed	3.50%	DUE	06/01/2022	$5,826
FANNIE MAE	Mortgage Backed	4.50%	DUE	09/08/2022	$3,718
FANNIE MAE	Mortgage Backed	4.50%	DUE	09/08/2022	$3,296
FANNIE MAE	Mortgage Backed	5.00%	DUE	02/18/2025	$4,828
FANNIE MAE	Mortgage Backed	6.00%	DUE	02/20/2025	$5,298
FANNIE MAE	Mortgage Backed	3.50%	DUE	09/16/2020	$51
FANNIE MAE	Mortgage Backed	2.50%	DUE	10/15/2021	$910
FANNIE MAE	Mortgage Backed	2.50%	DUE	10/15/2021	$2,701
FANNIE MAE	Mortgage Backed	2.50%	DUE	10/15/2021	$1,893
FANNIE MAE	Mortgage Backed	3.00%	DUE	03/30/2022	$1,792
FANNIE MAE	Mortgage Backed	2.50%	DUE	11/15/2022	$4,954

39

THE CIGNA GROUP 401(k) PLAN

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
	FANNIE MAE	Mortgage Backed	5.50%	DUE	08/23/2023	$4,382
	FANNIE MAE	Mortgage Backed	3.50%	DUE	02/19/2025	$4,839
	FANNIE MAE	Mortgage Backed	3.50%	DUE	08/29/2018	$1,639
	FANNIE MAE	Mortgage Backed	3.00%	DUE	10/08/2019	$194
	FANNIE MAE	Mortgage Backed	3.00%	DUE	10/08/2019	$83
	FANNIE MAE	Mortgage Backed	3.50%	DUE	06/02/2020	$1,686
	FANNIE MAE	Mortgage Backed	5.00%	DUE	06/06/2019	$110
	FANNIE MAE	Mortgage Backed	2.00%	DUE	02/13/2024	$6,261
	FANNIE MAE	Mortgage Backed	5.50%	DUE	02/19/2025	$379
	FANNIE MAE	Mortgage Backed	5.50%	DUE	02/19/2025	$6,070
	GINNIE MAE II	Mortgage Backed	3.50%	DUE	08/06/2020	$1,428
	GINNIE MAE II	Mortgage Backed	3.00%	DUE	02/24/2021	$1,721
	GINNIE MAE II	Mortgage Backed	3.00%	DUE	02/24/2021	$945
	GINNIE MAE	Mortgage Backed	3.00%	DUE	03/03/2021	$1,783
	GINNIE MAE	Mortgage Backed	5.00%	DUE	02/12/2025	$9,378
	GINNIE MAE	Mortgage Backed	5.00%	DUE	02/12/2025	$7,534
	GINNIE MAE	Mortgage Backed	5.50%	DUE	11/19/2025	$9,086
	NEW JERSEY ECONOMIC DEV AUTH S	Municipals	7.42%	DUE	05/28/2025	$1,421
	BCM SWAPTION	Options	2.94%	DUE	12/13/2017	$1,532
	BCM SWAPTION	Options	2.44%	DUE	12/13/2017	$18
	BCM SWAPTION	Options	2.62%	DUE	01/29/2018	$24
	BCM SWAPTION	Options	3.12%	DUE	01/29/2018	$1,550
	BCM SWAPTION USD PAY OPTION	Options	2.94%	DUE	05/17/2022	$(116)
	BCM SWAPTION USD PAY OPTION	Options	2.44%	DUE	05/17/2022	$(55)
	KKR & CO INC	Preferred Stock	0.00%	DUE	05/20/2025	$1,533
	STATE STREET STIF	Sweep Investment		DUE	12/24/2025	$359
	STATE STREET STIF	Sweep Investment		DUE	12/30/2025	$998
	CASH COLLATERAL	Sweep Investment		DUE	07/31/2023	$(113)
	CASH COLLATERAL	Sweep Investment		DUE	03/15/2024	$(1,041)
	CASH COLLATERAL	Sweep Investment		DUE	01/22/2025	$(357)
	US TREASURY N B	US Govt Bonds	4.25%	DUE	12/17/2025	$3,873
	US TREASURY N B	US Govt Bonds	3.00%	DUE	10/21/2025	$945
	US TREASURY N B	US Govt Bonds	3.38%	DUE	10/22/2025	$1,192
	US TREASURY N B	US Govt Bonds	3.00%	DUE	10/08/2025	$1,849
	US TREASURY	US Govt Bonds	2.25%	DUE	11/03/2023	$1,008
	US TREASURY	US Govt Bonds	2.25%	DUE	11/12/2024	$3,150
	US TREASURY	US Govt Bonds	2.25%	DUE	11/19/2024	$1,481
	US TREASURY	US Govt Bonds	2.25%	DUE	10/28/2025	$1,575
	US TREASURY	US Govt Bonds	2.25%	DUE	10/31/2025	$630
	US TREASURY N B	US Govt Bonds	4.75%	DUE	09/12/2025	$1,971
	US TREASURY N B	US Govt Bonds	4.88%	DUE	09/12/2025	$3,041
	US TREASURY N B	US Govt Bonds	4.88%	DUE	10/03/2025	$1,267
	US TREASURY N B	US Govt Bonds	4.88%	DUE	10/23/2025	$1,774
	US TREASURY N B	US Govt Bonds	3.75%	DUE	12/08/2025	$990
	OTHER ASSETS					$(5,648)
	TOTAL MASS MUTUAL STABLE VALUE					$634,432

	Total Investments Held					$14,936,838

•	NOTES RECEIVABLE FROM PARTICIPANTS	Participant loans	2.36% to 10.50% Maturities through 2050			$182,139

	Grand Total					$15,118,977

	• Indicates party-in-interest to the plan. All investments are participant directed; therefore, cost value has been omitted.

40
Required Information

Financial statements and schedules for The Cigna Group 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are contained in this Annual Report on Form 11-K.

41
Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2026

THE CIGNA GROUP 401K PLAN

/s/ Diane Lastinec
Diane Lastinec
Plan Administrator

Index to Exhibits

Number	Description	Method of Filing
23	Consent of Independent Registered Public Accounting Firm	Filed herewith.